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                   [PICTURE OF TORONTO STREET,TORONTO,CANADA]

        Hollinger Inc.    2002    Annual Report

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                      2002 Financial and Other Information

                                Table of Contents

                                     Page 1
                             Management's Discussion
                      and Analysis of Financial Condition
                           and Results of Operations

                                     Page 25
                           Management's Responsibility
                            for Financial Statements

                                     Page 26
                                Auditors' Report
                              to the Shareholders

                                     Page 27
                        Consolidated Financial Statements

                                     Page 31
                                    Notes to
                        Consolidated Financial Statements

                                     Page 58
                             Officers and Directors

                                     Page 59
                               General Information

                                     Page 61
                               Corporate Structure

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                                 HOLLINGER INC.
    Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

OVERVIEW - HOLLINGER INC.

Hollinger Inc. (or "the Company") is an international holding company and its assets consist primarily of investments in subsidiaries and affiliated companies, principally the investment in Hollinger International Inc. ("International"). Hollinger Inc. currently owns directly and indirectly 11,488,831 shares of Class A common stock and 14,990,000 shares of Class B common stock of International, which represents 30.3% of the equity and 72.6% of the voting interests. International's Class A common stock is listed on the New York Stock Exchange. All of the Company's operating subsidiaries are owned through International. Significant liabilities of the holding company currently include Senior Secured Notes due 2011 and Series II and Series III preference shares, which are retractable by the holder. 504468 N.B. Inc. ("NB Inc."), a wholly owned subsidiary of the Company, has subordinated debt due to International. On a non-consolidated basis, Hollinger Inc.'s income consists mainly of dividends from subsidiaries, principally International, and its operating costs include public company costs (mainly legal and professional fees, directors' fees and transfer agent fees), interest on its Senior Secured Notes, dividends on Series II and Series III preference shares and dividends on the retractable common shares.

The Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows principally from International through dividends. On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of Ravelston Management Inc. ("RMI"), a wholly owned subsidiary of The Ravelston Corporation Limited ("RCL"), Hollinger Inc.'s ultimate parent company, to fund such shortfalls and, therefore, pay its liabilities as they fall due. On March 10, 2003, concurrent with the offering of Senior Secured Notes, RMI entered into a support agreement with the Company, under which RMI is required to make an annual support payment in cash to the Company by way of capital contributions (without the issuance of additional shares of the Company) or subordinated debt. The annual support payment will generally be equal to the greater of (a) the Company's negative net cash flow for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) US$14.0 million per year.

In addition, the Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. There is uncertainty regarding the Company's ability to meet its future financial obligations arising from the retraction of preference shares and retractable common shares. These matters are more fully discussed under "Liquidity and Capital Resources - Financial Condition and Cash Flows."

OVERVIEW - HOLLINGER INTERNATIONAL INC.

International's business is concentrated in the publication of newspapers in the United States, the United Kingdom, Canada and Israel. Revenues are derived principally from advertising, paid circulation and, to a lesser extent, job printing. Of International's reported total operating revenue in 2002, approximately 44% was attributable to the Chicago Group, 48% to the U.K. Newspaper Group, 7% to the Canadian Newspaper Group and 1% to the Community Group. The Chicago Group consists of the Chicago Sun-Times and other daily and weekly newspapers in the greater Chicago metropolitan area. The U.K. Newspaper Group consists of the operations of The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk, and The Spectator and Apollo magazines (collectively, "The Telegraph"), its subsidiaries and joint ventures. The Canadian Newspaper Group consists of the operations of Hollinger Canadian Publishing Holdings Co. ("HCPH Co."), an 87% investment in Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.") and until August 31, 2001, a 50% interest in National Post publications. The Community Group consists of the Jerusalem Post publications.

              Hollinger Inc.    2002    Annual Report    Page 1

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                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

During 2001, International sold most of the remaining Canadian newspaper properties, the 50% interest in the National Post and the last remaining United States community newspaper. In addition, International sold its approximate 15.6% equity interest in CanWest Global Communications Corp. ("CanWest") and participation interests in most of the debentures issued by a subsidiary of CanWest both of which were received in 2000 as part of the proceeds on the sale of Canadian newspaper properties to CanWest.

BUSINESS OF THE COMPANY

The Company, through operating subsidiaries, has in the past acquired underperforming newspaper properties with a view to improving the operation and enhancing profitability and value. Generally, it was the Company's intention to control the business and to realize profits from the continued ownership, operation and improvement of the business along with profits from the periodic disposal of all or part of the Company's holding in an operation. The Company's emphasis has been on daily newspapers and usually those that are dominant in their respective markets. The Company's purchases generally have been of newspaper businesses that are underperforming either through weak operating management or as a result of an inability to access necessary capital. The Company also concentrated on acquisitions and disposals that increased the average size of the Company's newspapers or that had significant potential synergies with its other newspapers. In recent years, the Company has focused more on selling mature newspaper franchises with considerably less emphasis on acquisitions. Management's current intention is to concentrate on a few core assets to maximize their potential.

OUTLOOK FOR HOLLINGER INTERNATIONAL

In spite of a continuing industry wide depressed advertising market, management expects International's operating income to continue to improve as the impact of a September 2002 price increase at the Telegraph manifests itself and as the full year impact of aggressive cost reduction measures take hold. Similarly, the retirement of Senior Notes, Senior Subordinated Notes and Total Return Equity Swaps will result in lower interest costs at International in 2003.

Although a turnaround is expected in advertising revenues for the industry, the timing is uncertain and it is too soon to have confidence in any recent encouraging news on that front. Accordingly, management continues to rely on cost reduction initiatives as a significant source of improved operating results. Rising operating profits in a declining advertising economy indicate the very high quality of International's assets.

The outlook for 2003 may be tempered by two significant issues. Clearly, the impact of overt action against Iraq will be felt although the degree to which such action may affect results is impossible to assess. Further, newsprint prices were at historically low levels during 2002. The newsprint industry has recently pressed for price increases in the U.S., but the extent and timing of increases, although expected to be moderate, cannot be ascertained in light of a continuing perceived overcapacity in the industry. In the U.K., management anticipates a reduction of about 7% in the cost per tonne of newsprint as a consequence of contracts negotiated for 2003.

THE COMPANY'S SIGNIFICANT TRANSACTIONS

On June 1, 2001, International converted all of its Series C preferred stock, which was held by the Company, at the conversion ratio of 8.503 shares of International's Class A common stock per share of Series C preferred stock into 7,052,464 shares of International's Class A common stock. The 7,052,464 shares of Class A common stock of International were subsequently purchased for cancellation by International on September 5, 2001 for a total of $143.8 million (US$92.2 million). The purchase price per share was 98% of the closing price of a share of Class A common stock and was approved by International's independent directors. The proceeds were used to reduce the Company's bank indebtedness by $142.0 million.

              Hollinger Inc.    2002    Annual Report    Page 2

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On September 27, 2001, International redeemed 40,920 shares of its Series E redeemable convertible preferred stock held by the Company at their stated redemption price of $146.63 per share for a total of $6.0 million.

In December 2001, the Company sold 2,000,000 shares of International's Class A common stock to third parties for total cash proceeds of $31.4 million, the proceeds of which were used to reduce the Company's bank indebtedness.

During January 2002, the Company sold a further 2,000,000 shares of International's Class A common stock to third parties for total cash proceeds of $38.6 million, the proceeds of which were used to reduce the Company's bank indebtedness.

On March 10, 2003, the Company issued US$120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. The total net proceeds were used to refinance existing indebtedness, to repay amounts due to RCL and to make certain advances to RCL. The Senior Secured Notes are fully and unconditionally guaranteed by RMI. The Company and RMI entered into a support agreement, under which RMI is required to make an annual support payment in cash to the Company on a periodic basis by way of contributions of capital to the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payment will be equal to the greater of (a) the non-consolidated negative net cash flow of the Company (which does not extend to outlays for retractions or redemptions) and (b) US$14.0 million per year (subject to certain adjustments as permitted under the Indenture governing the Company's Senior Secured Notes), in either case, as reduced by any permanent repayment of debt owing by RCL to the Company. Initially, the support amount to be contributed by RMI will be satisfied through the permanent repayment by RCL of its approximate $16.4 million of advances from the Company, which resulted from the use of proceeds of the Company's issue of Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company, without receiving any additional shares of the Company, except that, to the extent that the minimum payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011. All aspects of this offering and the amendment to certain indebtedness due to International described below were approved by a Special Committee of the Board of Directors of the Company, comprised entirely of independent directors.

On March 10, 2003, prior to the closing of the above offering, NB Inc. sold its shares of Class A common stock and Series E redeemable convertible preferred stock of International to RMI. Such shares were in turn sold back to NB Inc. from RMI at the same price, with a resulting increase in the tax basis of the shares of International and a taxable gain to RMI. As the exchange of the International shares with RMI represents a transfer between companies under common control, NB Inc. will record, in 2003, contributed surplus of approximately $2.3 million, being the tax benefit associated with the increase in the tax value of the shares of International.

Contemporaneously with the closing of the issue of Senior Secured Notes,
International:

a) repurchased for cancellation, from NB Inc., 2,000,000 shares of Class A common stock of International at US$8.25 per share for total proceeds of US$16.5 million; and

b) redeemed, from NB Inc., pursuant to a redemption request, all of the 93,206 outstanding shares of Series E redeemable convertible preferred stock of International at the fixed redemption price of $146.63 per share totalling US$9.3 million.

Proceeds from the repurchase and redemption were offset against debt due from NB Inc. to International, resulting in net outstanding debt due to International of approximately US$20.4 million. The remaining debt bears interest at 14.25% (or 16.5% in the event that the interest is paid in kind) and is subordinated to the Company's Senior Secured Notes(so long as the Notes are outstanding), is guaranteed by RCL and secured by certain assets of RCL.

              Hollinger Inc.    2002    Annual Report    Page 3

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                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

All aspects of the transaction relating to the changes in the debt arrangements with NB Inc. and the subordination of this remaining debt have been reviewed by the audit committee of the Board of Directors of International, comprised entirely of independent directors.

HOLLINGER INTERNATIONAL INC.'S SIGNIFICANT TRANSACTIONS

In January 2001, Hollinger L.P. completed the sale of UniMedia Company to Gesca Limited, a subsidiary of Power Corporation of Canada. The publications sold represented the French language newspapers of Hollinger L.P., including three paid circulation dailies and 15 weeklies published in Quebec and Ontario. A pre-tax gain of approximately $75.1 million was recognized on this sale.

In two separate transactions in July and November 2001, International and Hollinger L.P. completed the sale of most of International's remaining Canadian newspapers to Osprey Media Group Inc. ("Osprey") for total sale proceeds of approximately $255.0 million plus closing adjustments primarily for working capital. Included in these sales were community newspapers in Ontario, such as The Kingston Whig-Standard, The Sault Star, the Peterborough Examiner, the Chatham Daily News and The Observer (Sarnia). Pre-tax gains of approximately $1.5 million were recognized on these sales. The former Chief Executive Officer of Hollinger L.P. is a minority shareholder of Osprey.

In August 2001, International entered into an agreement to sell to CanWest its remaining 50% interest in the National Post. In accordance with the agreement, its representatives resigned from their executive positions at the National Post effective September 1, 2001. Accordingly, from September 1,2001, International had no influence over the operations of the National Post and International no longer consolidates or records, on an equity basis, its share of earnings or losses. The results of operations of the National Post are included in the consolidated results to August 31, 2001. A pre-tax loss of approximately $120.7 million was recognized on the sale.

In August and December 2001, International sold participation interests ("Participations") in $540.0 million (US$350.0 million) and $216.8 million (US$140.5 million), respectively, principal amounts of debentures issued by a subsidiary of CanWest to a special purpose trust ("Participation Trust"). Units of the Participation Trust were sold by the Participation Trust to arm's-length third parties. These transactions resulted in net proceeds of $621.8 million (US$401.2 million) and have been accounted for as sales of International's CanWest debentures. The pre-tax loss on these transactions, including realized holding losses on the underlying debentures, amounted to $97.4 million and has been recognized in unusual items.

On November 28, 2001, International sold 27,405,000 non-voting shares in CanWest (including 405,000 shares issued on conversion of 2,700,000 multiple voting preferred shares) for total cash proceeds of approximately $271.3 million. The sale resulted in a realized pre-tax loss of $157.5 million, which is included in unusual items.

On December 23, 2002, a wholly owned subsidiary of International, Hollinger International Publishing Inc. ("Publishing") and certain of Publishing's subsidiaries entered into an amended and restated US$310.0 million Senior Credit Facility with a group of financial institutions arranged by Wachovia Bank N.A. (the "Senior Credit Facility").

The Senior Credit Facility consists of (a) a US$45.0 million revolving credit facility, which matures on September 30, 2008 (the "Revolving Credit Facility"),
(b) a US$45.0 million Term Loan A, which matures on September 30,2008 ("Term Loan A") and (c) a US$220.0 million Term Loan B, which matures on September
30, 2009 ("Term Loan B"). Publishing (a wholly owned direct subsidiary) and Telegraph Group Limited ("Telegraph Group," a wholly owned indirect subsidiary) are the borrowers under the Revolving Credit Facility and First DT Holdings Ltd. ("FDTH," a wholly owned indirect subsidiary in the United Kingdom) is the borrower under Term Loan A and Term Loan B. The Revolving Credit Facility and Term Loans bear interest at either the Base Rate (U.S.) or LIBOR, plus an applicable margin. Cross-currency floating to fixed rate swaps from US$ LIBOR to Sterling fixed rate have

              Hollinger Inc.    2002    Annual Report    Page 4

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been purchased in respect of all amounts advanced under the Senior Credit
Facility. No amounts have currently been drawn under the Revolving Credit Facility.

Publishing's borrowings under the Senior Credit Facility are guaranteed by Publishing's material U.S. subsidiaries, while FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are guaranteed by Publishing and its material U.S. and U.K. subsidiaries. International is also a guarantor of the Senior Credit Facility. Publishing's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. subsidiaries, a pledge of all of the capital stock of Publishing and its material U.S. subsidiaries and a pledge of 65% of the capital stock of certain foreign subsidiaries. FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries and a pledge of all of the capital stock of Publishing and its material U.S. and U.K. subsidiaries. International's assets in Canada have not been pledged as security under the Senior Credit Facility.

The Senior Credit Facility loan documentation requires Publishing to comply with certain covenants which include, without limitation and subject to certain exceptions, restrictions on additional indebtedness; liens; certain types of payments (including without limitation, capital stock dividends and redemptions, payments on existing indebtedness and intercompany indebtedness), and on incurring or guaranteeing debt of an affiliate, making certain investments and paying management fees; mergers, consolidations, sales and acquisitions; transactions with affiliates; conduct of business, except as permitted; sale and leaseback transactions; changing fiscal year; changes to holding company status; creating or allowing restrictions on taking action under the Senior Credit Facility loan documentation; and entering into operating leases, subject to certain baskets and exceptions. The Senior Credit Facility loan documentation also contains customary events of default.

On December 23, 2002, Publishing also issued US$300.0 million aggregate principal amount of 9% senior unsecured notes due 2010 (the "9% Senior Notes") at par to certain qualified institutional buyers ("QIBs") pursuant to Rule 144A under the Securities Act of 1933, as amended. The proceeds from the sale of the 9% Senior Notes, together with drawdowns under the Senior Credit Facility and available cash balances, were used to redeem approximately US$239.9 million of Publishing's Senior Subordinated Notes due 2006 and approximately US$265.0 million of Publishing's Senior Subordinated Notes due 2007, plus applicable premium and accrued interest to the date of redemption, and to make a distribution of US$100.0 million to International. International used the distribution (a) to repay all amounts borrowed by International on October
3, 2002 under its loan agreement with Trilon International Inc., (b) to retire the equity forward purchase agreements between International and certain Canadian chartered banks (the "Total Return Equity Swap") made as of October
1, 1998, as amended, and (c) for other general corporate purposes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, investments, intangible assets, income taxes, restructuring, pensions and other post-retirement benefits, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

              Hollinger Inc.    2002    Annual Report    Page 5

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                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

We hold minority interests in both publicly traded and privately held companies. Some of the publicly traded companies have highly volatile share prices. We record an investment impairment charge when we believe an investment, whether or not publicly traded, has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments may not be reflected in an investment's current carrying value, thereby requiring an impairment charge in the future.

We have significant goodwill recorded in our accounts. Certain of our newspapers operate in highly competitive markets. We are required to determine annually whether or not there has been any impairment in the value of these assets. Changes in long-term readership patterns and advertising expenditures may affect the value and necessitate an impairment charge. Certain indicators of potential impairment that could impact the Company's reporting units include, but are not limited to, the following: (a) a significant long-term adverse change in the business climate that is expected to cause a substantial decline in advertising spending, (b) a permanent significant decline in a reporting unit's newspaper readership, (c) a significant adverse long-term negative change in the demographics of a reporting unit's newspaper readership and (d) a significant technological change that results in a substantially more cost-effective method of advertising than newspapers.

The Company sponsors several defined benefit pension and post-retirement benefit plans for domestic and foreign employees. These defined benefit plans include pension and post-retirement benefit obligations, which are calculated based on actuarial valuations. In determining these obligations and related expenses, key assumptions are made concerning expected rates of return on plan assets and discount rates. In making these assumptions, the Company evaluated, among other things, input from actuaries, expected long-term market returns and current high-quality bond rates. The Company will continue to evaluate the expected long-term rates of return on plan assets and discount rates at least annually and make adjustments as necessary, which could change the pension and post-retirement obligations and expenses in the future.

Unrecognized actuarial gains and losses in respect of pension and post-retirement benefit plans are recognized by the Company over a period ranging from 8 to 17 years, which represents the weighted average remaining service life of the employee groups. Unrecognized actuarial gains and losses arise from several factors, including experience, assumption changes in the obligations and from the difference between expected returns and actual returns on assets. At the end of 2002, the Company had unrecognized net actuarial losses of $233.4 million. These unrecognized amounts could result in an increase to pension expense in future years depending on several factors, including whether such losses exceed the corridor in accordance with CICA Section 3461, "Employee Future Benefits."

The estimated accumulated benefit obligations for the defined benefit plans exceeded the fair value of the plan assets at December 31, 2002 and 2001, as a result of the negative impact that declines in global capital markets and interest rates had on the assets and obligations of the Company's pension plans. During 2002, the Company made contributions of $20.2 million to the defined benefit plans. Global capital market and interest rate fluctuations could impact funding requirements for such plans. If the actual operations of the plans differ from the assumptions, and the deficiency between the plans' assets and obligations continues, additional Company contributions may be required. If the Company is required to make significant contributions to fund the defined benefit plans, reported results could be adversely affected, and the Company's cash flow available for other uses may be reduced.

The Company recognizes a pension valuation allowance for any excess of the prepaid benefit cost over the expected future benefit. Increases or decreases in global capital markets and interest rate fluctuations could increase or decrease any excess of the prepaid

              Hollinger Inc.    2002    Annual Report    Page 6

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benefit cost over the expected future benefit resulting in an increase or decrease to the pension valuation allowance. Changes in the pension valuation allowance are recognized in earnings immediately.

Included in current liabilities are income taxes that have been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes, but the effects of these strategies have not been reflected in the accounts.

CHANGES IN ACCOUNTING POLICIES

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLES

In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("Section 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"). Section 1581 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. Section 3062 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value in accordance with the provisions of Section 3062. Section 3062 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying value.

The Company adopted the provisions of Section 1581 as of July 1, 2001 and
Section 3062 as of January 1, 2002. Upon adoption of Section 3062, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and effective January 1, 2002, has reclassified certain amounts previously ascribed to circulation to non-competition agreements and subscriber and advertiser relationships, with the balance to goodwill.

In connection with Section 3062's transitional goodwill impairment evaluation,
Section 3062 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and identifiable intangible assets, to those reporting units as of January 1, 2002. The Company had until June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, an indication existed that the reporting unit goodwill may be impaired and the Company was required to perform the second step of the transitional impairment test. The second step was required to be completed no later than December 31, 2002. In the second step, the Company compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of January 1, 2002. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with Section 1581. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

At January 1, 2002, the Company had unamortized goodwill in the amount of $905.6 million, which is no longer being amortized. This amount is before any reduction for the transitional impairment noted below. This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change.

The Company completed its transitional impairment testing for goodwill under
Section 3062 and recorded an impairment charge of $32.0 million in respect of the goodwill for the Jerusalem Post operation. That loss, net of related minority interest, amounted to $12.1 million and has been recorded as a charge to the opening deficit as at January 1, 2002.

              Hollinger Inc.    2002    Annual Report    Page 7

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                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The Company and certain of its subsidiaries have employee stock-based compensation plans. Until December 31, 2001, compensation expense was not recognized on the grant or modification of options under these plans.

Effective January 1, 2002, the Company adopted Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("Section 3870"). Under Section 3870, the Company is required to account for, on a prospective basis, all stock-based payments made by the Company to non-employees, including employees of RCL, the parent company, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value-based method. For all other stock-based payments, the Company has elected to use the settlement method of accounting whereby cash received on the exercise of stock options is recorded as capital stock.

Under the fair value-based method, stock options granted to employees of RCL by the Company and its subsidiaries are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. Such fair value determined is recorded as a dividend-in-kind with no resulting impact on the Company's net earnings. Section 3870 will be applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002. The Company has not granted any stock options since the adoption of Section 3870. During 2002, the only options granted by International which are impacted by the adoption of 3870 are options granted to employees of RCL. The fair value of such options must be recorded as a dividend by International, with no impact to the Company's results. Consequently, there is no impact of adoption of this standard on the Company's financial statements for the year ended December 31, 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

FOREIGN CURRENCY AND HEDGING

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after July 1, 2003. Effective January 1, 2004, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company is in the process of formally documenting all hedging relationships and has not yet determined whether any of their current hedging relationships will not meet the new hedging criteria.

IMPAIRMENT OF LONG-LIVED ASSETS

In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations." These sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment" and Section 3475, "Discontinued Operations." The new standards are consistent with U.S. generally accepted accounting principles. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts and fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Section 3063 is effective for the Company's 2004 fiscal year; however, early application is permitted. Revised Section 3475 is applicable to disposal activities committed to by the Company after May 1, 2003; however, early application is permitted. The

              Hollinger Inc.    2002    Annual Report    Page 8

Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flow at this time.

DISCLOSURE OF GUARANTEES

In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG 14"). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The Company is currently determining the impact these new disclosures will have on its consolidated financial statements.

CONSOLIDATED FINANCIAL INFORMATION

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO 2001

NET LOSS The net loss in the year ended December 31, 2002 amounted to $88.6 million or a loss of $2.76 per retractable common share compared to a net loss of $131.9 million or a loss of $3.91 per retractable common share in 2001. The results of both periods are impacted by a large number of unusual items which are discussed below.

SALES REVENUE Sales revenue in 2002 was $1,628.2 million compared with $1,822.1 million in 2001, a decrease of $193.9 million. The reduction in sales revenue is primarily due to the sale of most of the remaining Canadian newspaper properties in July and November 2001 and the sale of the remaining 50% interest in the National Post in August 2001. Declines in U.K. advertising revenue in local currency were partly offset by the strengthening of the pound sterling. Sales revenue, in local currency, for the Chicago Group was flat year over year.

COST OF SALES AND EXPENSES Cost of sales and expenses in 2002 were $1,453.9 million compared with $1,730.1 million in 2001, a decrease of $276.2 million. The decrease in cost of sales and expenses resulted primarily from the disposition of Canadian newspaper properties in 2001 as well as lower newsprint costs, lower compensation costs and general cost reductions at the Chicago Group and the U.K. Newspaper Group, primarily as a result of cost containment strategies. Lower cost of sales and expenses at the U.K. Newspaper Group, in local currency, were partially offset by the effect of the strengthening of the pound sterling.

DEPRECIATION AND AMORTIZATION Depreciation and amortization in 2002 amounted to $88.2 million compared with $144.7 million in 2001, a reduction of $56.5 million. The reduction results from both the disposition of Canadian properties in 2001 and the adoption on January 1, 2002 of CICA Handbook Section 3062, which resulted in goodwill not being amortized subsequent to January 1, 2002. In the year ended December 31, 2001, amortization of goodwill and intangible assets, including amortization of goodwill and intangible assets in respect of properties sold during 2001 which are not being amortized in 2002, approximated $53.3 million.

INVESTMENT AND OTHER INCOME Investment and other income in 2002 amounted to $29.7 million compared with $97.3 million in 2001, a decrease of $67.6 million. Investment and other income in 2001 included interest on debentures issued by a subsidiary of CanWest and a dividend on CanWest shares. In September 2001, CanWest temporarily suspended its semi-annual dividend. In the latter part of 2001, all of the CanWest shares were sold to the Hollinger Participation Trust and participation interests were sold in respect of nearly all of the CanWest debentures, resulting in significantly lower interest and dividend income in 2002. Most of the proceeds from the disposal of the CanWest investments were retained as short-term investments at low rates of interest until the end of the first quarter of 2002 when a portion of International's long-term debt was retired.

INTEREST EXPENSE Interest expense for 2002 was $121.7 million compared with $177.9 million in 2001, a reduction of $56.2 million. The reduction mainly results from lower average debt levels in 2002 compared with 2001. The Company reduced its revolving bank credit facility in 2001 by $173.4 million and by $38.5 million in January 2002 and International reduced its long-term debt

              Hollinger Inc.    2002    Annual Report    Page 9

                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

beginning in March 2002 by US$290.0 million. In addition, since both the Company's Series II and Series III preference shares are financial liabilities, dividends on such shares are included in interest expense. Dividends paid on the Series II preference shares were lower in 2002 than in 2001, as a result of Series II preference share retractions and International reducing its dividend on shares of Class A common stock, on which the Series II preference dividends are based.

NET LOSS IN EQUITY-ACCOUNTED COMPANIES Net loss in equity-accounted companies amounted to $1.2 million in 2002 compared with $18.6 million in 2001. Net loss in equity-accounted companies in 2001 primarily represented an equity-accounted loss in Interactive Investor International, which was sold during the third quarter of 2001.

NET FOREIGN CURRENCY LOSSES Net foreign currency losses increased from a loss of $7.5 million in 2001 to a loss of $19.7 million in 2002. Net foreign currency losses in 2002 includes a $10.4 million net loss on amounts sold to the Hollinger Participation Trust and a $5.7 million loss on a cross-currency swap.

UNUSUAL ITEMS Unusual items in 2002 amounted to a loss of $62.6 million compared with a loss of $295.4 million in 2001. Unusual items in 2002 included the loss on retirement of Publishing's Senior Notes in the amount of $56.3 million, a $63.6 million write-off of investments, and a $43.3 million loss on the termination of the Total Return Equity Swap, partly reduced by a $20.1 million gain on the dilution of the Company's investment in International, a net $44.5 million foreign exchange gain on the reduction of net investments in foreign subsidiaries and a $34.4 million reduction of the pension valuation allowance. Unusual items in 2001 included a $240.1 million loss on sales of investments, a $23.0 million loss on sale of Publishing interests, a $79.9 million loss on write-off of investments and a $29.6 million realized loss on the Total Return Equity Swap, partly offset by a $59.4 million gain on the sale of and dilution of the Company's investment in International and a $58.7 million reduction of the pension valuation allowance.

INCOME TAXES In 2002, income tax expense was $124.0 million computed on a loss before income taxes and minority interest of $89.5 million primarily as a result of non-deductible expenses including the settlement of the Total Return Equity Swap and an increase in the tax valuation allowance of $74.0 million. In 2001, the income tax recovery was $89.5 million on a loss before income taxes and minority interest of $454.9 million in part due to the impact of losses at the National Post for which a tax benefit was not recorded.

MINORITY INTEREST Minority interest in the year ended December 31, 2002 was a recovery of $124.9 million compared to a recovery of $233.5 million in 2001. Minority interest primarily represents the minority share of the net loss of International and the net earnings of Hollinger L.P. In 2001, minority interest also included the minority's 50% share of the National Post net loss to August 31, which totalled $28.7 million.

RESULTS OF OPERATIONS BY SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO 2001

CHICAGO GROUP

Sales revenue in 2002 was $693.7 million compared with $686.3 million in 2001, an increase of $7.4 million or 1.1%. The increase results entirely from the slightly stronger United States dollar compared to the Canadian dollar on average in 2002 compared with 2001. In U.S. dollars, sales revenue was US$441.8 million in 2002, a slight decrease compared with US$442.9 million in 2001. Advertising revenue in 2002 was US$341.3 million compared with US$338.5 million in 2001, an increase of US$2.8 millionor 0.8%. Circulation revenue in 2002 was US$89.4 million compared with US$92.7 million in 2001, a decrease of US$3.3 million or 3.6%. The decrease was primarily the result of price discounting.

Cost of sales and expenses in 2002 were $591.6 million compared with $623.0 million in 2001, a decrease of $31.4 million or 5.0%. In U.S. dollars, cost of sales and expenses were US$376.7 million in 2002 compared with US$402.1 million in 2001, a decrease of US$25.4 million or 6.3%. Cost savings were achieved across the board with reductions in compensation costs,

              Hollinger Inc.    2002    Annual Report    Page 10
in newsprint costs and in other operating costs. Reductions in compensation and other costs are the result of cost management initiatives undertaken during the course of 2002 and 2001; however, the reduction in newsprint cost was primarily the result of newsprint price decreases. The average newsprint cost per tonne was approximately 21% lower in 2002 than in 2001.

Depreciation and amortization in 2002 was $42.4 million compared with $53.5 million in 2001, a reduction of $11.1 million. The reduction is largely the result of the adoption, effective January 1, 2002 of Section 3062, which resulted in goodwill and intangible assets with indefinite useful lives no longer being amortized. Amortization of approximately $15.3 million in 2001 related to such assets.

Operating income in 2002 totalled $59.7 million compared with $9.8 million in 2001, an increase of $49.9 million. This increase is the result of lower newsprint, compensation and other operating costs in 2002 compared with 2001 and lower amortization expense resulting from the adoption of new accounting standards for goodwill and intangible assets.

U.K. NEWSPAPER GROUP

In 2002, sales revenue for the U.K. Newspaper Group was $804.6 million compared with $801.1 million in 2001, an increase of $3.5 million or 0.4%. In pounds sterling, sales revenue was L341.5 million in 2002 compared with L358.9 million in 2001, a decrease of L17.4 million or 4.8%. In 2002 compared to 2001, the pound sterling on average strengthened compared with the Canadian dollar. Advertising revenue at the Telegraph in 2002 was L211.0 million compared with L228.7 million in 2001, a decrease of L17.7 million or 7.7%. Advertising revenues were lower in the recruitment and financial areas. Circulation revenue in 2002 was L93.6 million at the Telegraph compared with L94.5 million in 2001. Lower revenue from both a change in the mix of sales between single copy and subscribers and lower overall average circulation in 2002 compared with 2001 was partly offset by increased revenue resulting from single copy cover price increases of 5 pence in each of September 2001 and 2002 in respect of The Daily Telegraph.

Total cost of sales and expenses in the year ended December 31, 2002 were $693.9 million compared with $703.3 million in 2001, a decrease of $9.4 million or 1.3%. In local currency, cost of sales and expenses in 2002 approximated L294.3 million compared with L314.9 million in 2001, a decrease of L20.6 million or 6.5%. The majority of the decrease is due to a reduction in newsprint and compensation costs. The decrease in newsprint costs results from a reduction in consumption due to lower pagination as a result of lower advertising revenue, and a reduction in the average price per tonne of newsprint of 9.9%. Lower compensation costs in 2002 result primarily from reduced staff levels, mainly in editorial, which occurred at the end of 2001, as well as a general salary level freeze in 2002.

Depreciation and amortization in 2002 was $35.9 million compared with $63.9 million in 2001, a reduction of $28.0 million. The reduction is primarily the result of the adoption, effective January 1, 2002, of new accounting standards, which resulted in goodwill and other intangible assets with indefinite useful lives not being amortized in 2002. Amortization expense of approximately $25.9 million in 2001 related to such assets.

Operating income in 2002 totalled $74.8 million compared with $33.9 million in 2001, an increase of $40.9 million. The increase in operating income, in local currency, is the result of lower newsprint and compensation costs and reduced amortization expense resulting from the adoption of new accounting standards, reduced by lower advertising revenue. In addition, the strength of the pound sterling on average in 2002 compared with the Canadian dollar, further improved operating income in Canadian dollars.

CANADIAN NEWSPAPER GROUP

Sales revenue at the Canadian Newspaper Group in 2002 was $109.1 million compared with $305.1 million in 2001, a decrease of $196.0 million. The operating loss was $5.3 million in 2002 compared with an operating loss of $50.4 million in 2001, a decrease of $45.1 million. The results for 2001 included the results of the National Post and other Canadian newspaper properties, all of which were sold during 2001. The newspapers that were sold accounted for the majority of the decrease in year-over-year sales revenue and

              Hollinger Inc.    2002    Annual Report    Page 11

                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

the net reduction in year-over-year operating loss. The 2001 operating loss included a $57.3 million operating loss for the National Post for the period January 1 to August 31, when the National Post was sold. Sales revenue for operations owned throughout 2001 and 2002 was $108.8 million in 2002 and $114.1 million in 2001, a decrease of $5.3 million or 4.6%. The decrease primarily resulted from lower sales revenue at the Business Information Group.

COMMUNITY GROUP

In 2002, sales revenue was $20.8 million and the operating loss was $8.2 million compared with sales revenue of $29.6 million and an operating loss of $5.3 million in 2001. The results for 2001 include the last remaining U.S. Community Group newspaper which had operating revenue of US$0.8 million and an operating loss of US$0.2 million in 2001. Sales revenue at the Jerusalem Post in 2002 was US$13.2 million compared with US$19.1 million in 2001, a decrease of US$5.9 million. Advertising revenue declined US$1.9 million, circulation revenue declined US$1.7 million and printing revenue declined US$2.3 million, each due to the poor economic climate in Israel. In addition, in the past, Jerusalem Post derived a relatively high percentage of its revenues from printing as a result of a long-term contract to print and bind copies of the Golden Pages, Israel's equivalent of a Yellow Pages telephone directory. During 2002, Golden Pages effectively cancelled this agreement and has ceased placing printing orders. An action was commenced by the Jerusalem Post in 2003 seeking damages for the alleged breach of contract. In addition, amortization expense in the amount of $0.9 million at the Jerusalem Post in 2001 was not incurred in 2002 as a result of new accounting standards for goodwill.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION AND CASH FLOWS

The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows principally from International through dividends and other payments. International and the Company's other subsidiaries and affiliated companies are under no obligation to pay dividends. International's ability to pay dividends on its common stock may be limited as a result of its dependence on the receipt of dividends and other receipts primarily from Publishing. Publishing and its principal United States and foreign subsidiaries are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends. Substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries have been pledged to the group's lenders. The Company's right to participate in the distribution of assets of any subsidiary or affiliated company upon its liquidation or reorganization will be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary or affiliated company.

On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares, and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of RMI to fund such shortfalls and, therefore, pay its liabilities as they fall due. RMI is a wholly owned subsidiary of RCL, the Company's ultimate parent company. On March 10,2003, concurrent with the issue of US$120.0 million Senior Secured Notes due 2011, RMI entered into a support agreement with the Company. Under the agreement, RMI is required to make an annual support payment in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without the issuance of additional shares of the Company) or subordinated debt. The annual support payment will be equal to the greater of
(a) the Company's negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) US$14.0 million per year (less any payments of management services fees by International directly to the Company or NB Inc. and any excess in the net dividend amount that the Company and NB Inc. receives from International over US$4.65 million per year), in either case as reduced by any permanent repayment of debt owing by RCL to the Company.

              Hollinger Inc.    2002    Annual Report    Page 12

Initially, the support amount to be contributed by RMI will be satisfied through the permanent repayment by RCL of its approximate $16.4 million of advances from the Company, which resulted from the use of proceeds of the Company's issue of its Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company, without receiving any additional shares of the Company, except that, to the extent that the minimum payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes which mature in 2011. The Senior Secured Notes are secured by a first priority lien on 10,108,302 shares of International's Class A common stock and 14,990,000 shares of International's Class B common stock owned by the Company and NB Inc. Therefore, the Company and NB Inc., in total, hold only 1,380,529 shares of International Class A common stock which are unencumbered, the current market value of which approximates US$11.2 million.

On March 10,2003, the Company repaid the amount due to RCL, made an advance to RCL and repaid all borrowings under its revolving credit facility and operating line of credit with the proceeds of its issuance of Senior Secured Notes. Currently, the Company does not have a line of credit. The Trust Indenture governing the Senior Secured Notes places certain limitations on the Company's ability to incur additional indebtedness and the ability to retract the Series II and III preference shares and the retractable common shares.

In addition, on March 10, 2003, RCL and RMI entered into a contribution agreement with the Company. The contribution agreement is not pledged to the trustee for the Notes, and holders of the Notes are not entitled to any rights thereunder. The contribution agreement sets out the manner in which RMI will make support payments to the Company as described above. RCL has guaranteed RMI's obligations under the contribution agreement and its obligation to make support payments to the Company under the support agreement. RCL's guarantee will not enure to the benefit of, or be enforceable by, the trustee for the Notes or holders of the Notes. The Company has pledged the benefit of this guarantee as security for its obligations under the indebtedness of NB Inc. due to International. The contribution agreement will terminate upon the repayment in full of the Notes, the termination of the support agreement or if the Company ceases to be a public company.

The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. On retraction, the Series II preference shares are exchangeable into a fixed number of shares of the Company's Class A common stock of International or, at the Company's option, cash of equivalent value. The Series III preference shares are currently retractable at the option of the holder for a retraction price payable in cash, which fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares and, after May 1, 2003, for a cash payment of $9.50 per share and provide for redemption on April 30, 2004 at $10.00 per share. The retractable common shares are retractable at any time at the option of the holder at their retraction price (which is fixed from time to time) in exchange for the Company's International Class A common stock of equivalent value or, at the Company's option, cash. There is uncertainty regarding the Company's ability to meet its future financial obligations arising from the retractions of preference shares and retractable common shares. Under corporate law, the Company is not required to make any payment to redeem any shares in certain circumstances, including if the Company's liquidity would be unduly impaired as a consequence. If, when shares are submitted by holders for retraction or when the Company is obliged to redeem the Series III preference shares on April 30, 2004, there are reasonable grounds for believing that, after making the payment in respect of those shares, the Company's liquidity would be unduly impaired, the retractions and redemptions will not be completed. In such event, shareholders would not become creditors of the Company but would remain as shareholders until such time as the retraction is able to be completed under applicable law.

              Hollinger Inc.    2002    Annual Report    Page 13

                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

The Company's uncertain ability to make payments on future retractions and redemptions of shares is due to the fact that liquidity of its assets is limited at present, given that substantially all of its shares of International common stock were provided as security for the Senior Secured Notes.

The Company's Series III preference shares are redeemable on April 30, 2004 for a cash payment of $10.00 per share plus any accrued and unpaid dividends to that date. The total cost to redeem all of the issued and outstanding Series III preference shares is $101.5 million. The Company is proposing to make an offer to exchange all of its Series III preference shares for newly issued Series IV preference shares having comparable terms, except for a higher dividend rate (8% as compared to 7% for the Series III preference shares) and a longer term to mandatory redemption (April 30, 2008 as compared to April 30, 2004).

RETRACTION PRICE OF RETRACTABLE COMMON SHARES OF HOLLINGER INC.

The retractable common shares of Hollinger Inc. have terms equivalent to common shares, except that they are retractable at any time by the holder for their retraction price in exchange for shares of the Company's holding of International Class A common stock of equivalent value. The Company has the right to settle the retraction price by cash payment. The retraction price, determined each quarter (or, in certain specific cases more frequently) by the Company's Retraction Price Committee, is between 90% and 100% of the Company's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Company on its liquidation, dissolution or winding-up in respect of outstanding preference shares other than the retractable common shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale of all or substantially all of its assets, which, in the opinion of the Board, would not be refundable at such date, divided by the number of retractable common shares outstanding on such date.

Currently the Company and its wholly owned subsidiaries, which excludes International, have assets which consist principally of the investment in International together with other miscellaneous investments. The Company currently directly and indirectly owns 11,488,831 shares of Class A common stock and 14,990,000 shares of Class B common stock of International with a current market value of approximately US$215.5 million. The Company's significant liabilities include US$120.0 million 11 7/8% Senior Secured Notes due 2011, Series II preference shares, which are exchangeable into 1,969,250 shares of International Class A common stock with a current value of approximately US$16.0 million and $101.5 million of Series III preference shares which are redeemable on April 30,2004 for an aggregate of $101.5 million.

The retraction price of the retractable common shares during 2002 and early 2003 was as follows:

                                              Per retractable
                                               common share
-------------------------------------------------------------
January 10, 2002                                   $ 7.50
April 11, 2002                                     $ 9.50
July 9, 2002                                       $ 7.50
October 3, 2002                                    $ 5.50
January 7, 2003                                    $ 5.50
April 2, 2003                                      $ 1.75
-------------------------------------------------------------

The decline in the retraction price of the retractable common shares from $5.50 per share on January 7,2003 to $1.75 per share on April 2,2003 primarily results from the lower market price of shares of International Class A common stock and a strengthening of the Canadian dollar relative to the U.S. dollar.

Currently there are 32,939,686 retractable common shares issued and outstanding, of which 25,754,303 are held by RCL and its affiliates.

              Hollinger Inc.    2002    Annual Report    Page 14

WORKING CAPITAL

Working capital consists of current assets less current liabilities. At December 31, 2002, working capital, excluding the current portion of long-term debt obligations and the related funds held in escrow, was a deficiency of $604.4 million compared to working capital of $133.6 million at December 31, 2001. Current assets excluding funds held in escrow were $594.4 million at December 31, 2002 compared with $1,196.9 million at December 31,2001. Current liabilities, excluding debt obligations, but including short-term bank indebtedness, were $1,051.6 million at December 31, 2002, compared with $1,063.3 million at December 31, 2001. Current liabilities at December 31,2002 include $147.3 million in respect of retractable preference shares and the related deferred unrealized gain. These retractable preference shares are included in current liabilities since they are retractable any time at the option of the holder. Also included in current liabilities is approximately $436.7 million of income taxes that have been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes but the effects of these strategies have not been reflected in the accounts. While the timing of the payment of such income taxes, if any, is uncertain, the Company does not expect any significant amounts to be paid in 2003.

The reduction in working capital in 2002, excluding the current portion of long-term debt obligations and related funds held in escrow, is primarily the result of the retractable preference shares being included in current liabilities and the reduction in cash and cash equivalents as a result of the pay-down of long-term debt since December 31,2001, offset by the reduction in bank indebtedness. During the year ended December 31, 2002, approximately US$370.8 million of cash and cash equivalents, which included both principal repayments and related premiums, was used to retire a portion of Publishing's long-term debt.

During January 2002, the Company's revolving bank credit facility was reduced to $81.9 million from $120.4 million at December 31,2001, using proceeds from the sale of 2,000,000 shares of International's Class A common stock. During 2001, the Company reduced its bank indebtedness by $173.4 million with proceeds from the sale of 7.1 million shares of International's Class A common stock to International for cancellation and from the December 2001 sale to third parties of 2,000,000 shares of International's Class A common stock.

At December 31, 2002, the Company had fully borrowed on its bank operating line that provided for up to $10.0 million of borrowings and its revolving bank credit facility that provided for up to $80.8 million in borrowings. The Company's revolving bank credit facility was secured by International shares owned by the Company and bore interest at the prime rate plus 2.5% or the bankers' acceptance ("BA") rate plus 3.5%. Under the terms of the revolving bank credit facility, the Company and its wholly owned subsidiaries were subject to restrictions on the incurrence of additional debt. The revolving bank credit facility was amended and restated on August 30,2002 and was to mature on December 2,2002. A mandatory repayment of the revolving bank credit facility in the amount of $50.0 million was required by December 2,2002 and if such payment was made, the lenders could have consented to an extension of the maturity date to December 2,2003 in respect of the principal outstanding. On December 2,2002, the lenders extended the $50.0 million principal repayment date to December 9, 2002. This repayment was not made, and on December 9,2002, the bank credit facility was amended to require a principal repayment of $44.0 million on February 28,2003 with the balance maturing on December 2,2003. As a result of the impending closing of the Company's Senior Secured Note issue, the lenders further extended the due date for the repayment of $44.0 million to March 14,2003. On March 10,2003, the revolving bank credit facility in the amount of $80.8 million and the bank operating line of $10.0 million were repaid with part of the proceeds of the Company's issue of Senior Secured Notes.

              Hollinger Inc.    2002    Annual Report    Page 15

                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

On October 3, 2002, International entered into a term lending facility and borrowed US$50.0 million ($79.6 million). As a result of International's borrowing under this term lending facility, the Company was in default of a covenant under its revolving bank credit facility which, while in default, resulted in borrowings being due on demand. The Company's banks waived the default and on December 23,2002, International repaid the full amount borrowed under the term lending facility.

LONG-TERM DEBT

Long-term debt, including the current portion, was $1,789.3 million at December 31, 2002 compared with $1,351.6 million at December 31,2001.

On March 10,2003, the Company issued US$120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. The total net proceeds were used to repay the Company's revolving bank credit facility and bank operating line, repay amounts due to RCL and to make certain advances to RCL. The Senior Secured Notes are fully and unconditionally guaranteed by RMI and are secured by a first priority lien on substantially all of the Company's holdings in International common stock.

On December 23, 2002, certain of International's subsidiaries entered into an amended and restated US$310.0 million Senior Credit Facility with a group of financial institutions arranged by Wachovia Bank, N.A. (the "Senior Credit Facility").

The Senior Credit Facility consists of (a) a US$45.0 million revolving credit facility, which matures on September 30, 2008 (the "Revolving Credit Facility"),
(b) a US$45.0 million Term Loan A, which matures on September 30,2008 ("Term Loan A") and (c) a US$220.0 million Term Loan B, which matures on September 30,2009 ("Term Loan B"). Publishing (a wholly owned direct subsidiary) and Telegraph Group Limited ("Telegraph Group," a wholly owned indirect United Kingdom subsidiary) are the borrowers under the Revolving Credit Facility and First DT Holdings Ltd. ("FDTH," a wholly owned indirect U.K. subsidiary) is the borrower under Term Loan A and Term Loan B. The Revolving Credit Facility and Term Loans bear interest at either the Base Rate (U.S.) or US$ LIBOR, plus an applicable margin. Cross-currency floating to fixed rate swaps from US$ LIBOR to Sterling fixed rate have been purchased in respect of all amounts advanced under the Senior Credit Facility. No amounts have currently been drawn under the Revolving Credit Facility.

Publishing's borrowings under the Senior Credit Facility are guaranteed by Publishing's material U.S. subsidiaries, while FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are guaranteed by Publishing and its material U.S. and U.K. subsidiaries. International is also a guarantor of the Senior Credit Facility. Publishing's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. subsidiaries, a pledge of all of the capital stock of Publishing and its material U.S. subsidiaries and a pledge of 65% of the capital stock of certain foreign subsidiaries. FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries and a pledge of all of the capital stock of Publishing and its material U.S. and U.K. subsidiaries. International's assets in Canada have not been pledged as security under the Senior Credit Facility.

The Senior Credit Facility loan documentation requires Publishing to comply with certain covenants which include, without limitation and subject to certain exceptions, restrictions on additional indebtedness; liens; certain types of payments (including without limitation, capital stock dividends and redemptions, payments on existing indebtedness and intercompany indebtedness), and on incurring or guaranteeing debt of an affiliate, making certain investments and paying management fees; mergers, consolidations, sales and acquisitions; transactions with affiliates; conduct of business, except as permitted; sale and leaseback transactions; changing fiscal year; changes to

              Hollinger Inc.    2002    Annual Report    Page 16
holding company status; creating or allowing restrictions on taking action under the Senior Credit Facility loan documentation; and entering into operating leases, subject to certain baskets and exceptions. The Senior Credit Facility loan documentation also contains customary events of default.

On December 23, 2002, Publishing issued US$300.0 million aggregate principal amount of 9% senior unsecured notes due 2010 (the "9% Senior Notes") at par to certain qualified institutional buyers ("QIBs") pursuant to Rule 144A under the Securities Act of 1933, as amended. The aggregate commissions were US$8.3 million. The proceeds from the sale of the 9% Senior Notes, together with drawdowns under the Senior Credit Facility and available cash balances, were used to redeem approximately US$239.9 million of Publishing's Senior Subordinated Notes due 2006 and approximately US$265.0 million of Publishing's Senior Subordinated Notes due 2007, plus applicable premium and accrued interest to the date of redemption, and to make a distribution of US$100.0 million to International. International used the distribution (a) to repay all amounts borrowed by International on October 3,2002 under its loan agreement with Trilon International Inc., (b) to retire the equity forward purchase agreements between International and certain Canadian chartered banks (the "Total Return Equity Swap") made as of October 1, 1998, as amended, and (c) for other general corporate purposes. The trust indenture in respect of the 9% Senior Notes contains customary covenants and events of default, which are comparable to those under the Senior Credit Facility.

On February 14,2002, Publishing commenced a cash tender offer for any and all of its outstanding 8.625% Senior Notes due 2005. In March 2002, Senior Notes in the aggregate principal amount of US$248.9 million had been validly tendered pursuant to the offer and these Senior Notes were paid out in full. In addition, in 2002, Publishing purchased for retirement an additional US$41.1 million in aggregate principal amount of the Senior Notes and Senior Subordinated Notes. The total principal amount of Publishing's Senior Notes and Senior Subordinated Notes retired during 2002 was US$290.0 million. The premiums paid to retire the debt totalled US$27.1 million, which, together with a write-off of US$8.3 million of related deferred financing costs, have been presented as an unusual item.

CASH FLOWS

Cash flows provided by operating activities were $149.4 million in 2002, and cash flows used for operating activities were $334.9 million in 2001. Improved operating results and lower cash interest costs and cash taxes resulted in improved year-over-year cash flows provided by operating activities. The cash flows used in operating activities in 2001 primarily resulted from the sales of Canadian Newspaper Group properties and Community Group properties, lower operating results at the Company's remaining operations and the non-cash interest income received on the CanWest debentures.

Cash flows used in financing activities were $751.4 million in 2002 and $239.5 million in 2001. In 2002, International repaid US$290.0 million of long-term debt primarily from available cash balances and repaid US$100.0 million to terminate the forward share purchase contracts. The cash flows used in financing activities in 2001 included the repurchase of shares of International's Class A common stock and the redemption of retractable common and preferred shares totalling $72.4 million.

Cash flows used in investing activities were $18.8 million in 2002 compared to cash flows provided by investing activities of $1,132.5 million in 2001. The cash flows used in investing activities in 2002 resulted primarily from purchase of fixed assets and investments partially offset by proceeds from the sale of 2,000,000 shares of International's Class A common stock in January 2002 and proceeds on the sale of fixed assets. The cash flows provided by investing activities in 2001 resulted principally from the sales of Canadian newspaper operations and sale of investments offset in part by additions to investments and fixed assets.

              Hollinger Inc.    2002    Annual Report    Page 17

                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

CAPITAL RESOURCES AND NEEDS

Additions to capital assets for the year ended December 31, 2002 amounted to $64.0 million (2001 - $91.0 million), principally in respect of International's operations. The following is a summary of the major capital expenditures during these periods:

(in millions of dollars)                                                2002        2001
----------------------------------------------------------------------------------------
Chicago Sun-Times plant                                                 $  3        $  6
Printing joint venture - new presshall and mailroom                       --          20
Airplane                                                                  --          18
Jerusalem Post press                                                       5          --
Fox Valley - printing facility                                             6          --
Other capital additions and routine capital expenditures                  50          47
----------------------------------------------------------------------------------------
                                                                        $ 64        $ 91
========================================================================================

CAPITAL EXPENDITURES AND ACQUISITION FINANCING

In the past two years, the Chicago Group, the Community Group, the U.K. Newspaper Group and the Canadian Newspaper Group have funded their capital expenditures and acquisition and investment activities out of cash provided by their respective operating activities. It is management's view that capital resources of such operations are sufficient to accommodate their future anticipated capital needs.

Capital expenditures at the Chicago Group amounted to $24.3 million and $19.3 million in 2002, and 2001, respectively. International began construction of a new printing facility in Chicago during 1998, which became partially operational in 2000 and fully operational in 2001.

Capital expenditures at the Community Group amounted to $7.9 million and $0.5 million in 2002, and 2001, respectively.

Capital expenditures at the U.K. Newspaper Group were $27.7 million and $48.8 million in 2002, and 2001, respectively.

Capital expenditures at the Canadian Newspaper Group were $3.6 million and $4.4 million in 2002, and 2001, respectively.

Capital expenditures at the Corporate Group were $0.1 million and $18.4 million in 2002 and 2001, respectively. Expenditures in 2001 were primarily in respect of a new airplane to replace an older airplane that was sold in early 2002.

DERIVATIVE INSTRUMENTS

The Company may enter into various swap, option and forward contracts from time to time when management believes conditions warrant. Management does intend, however, that such contracts will be limited to those that relate to the actual exposure to commodity prices, interest rates and foreign currency risks. If, in management's view, the conditions that made such arrangements worthwhile no longer exist, the contracts may be closed.

On December 27,2002, FDTH entered into two cross-currency floating to fixed rate swap transactions to hedge principal and interest payments on U.S. dollar borrowings by FDTH under the December 23,2002 Senior Credit Facility. The contracts have a total foreign currency obligation notional value of US$265.0 million, fixed at a rate of US$1.5922 to L1, convert the interest rate on such borrowings from a floating rate to a fixed blended interest rate of 8.47%, and expire as to US$45.0 million on December 29, 2008 and as to US$220.0 million on December 29,2009. The swaps were purchased to take advantage of low rates on this type of instrument and to provide certainty on interest charges to the operations of the U.K. Newspaper Group in a time of soft advertising sales.

              Hollinger Inc.    2002    Annual Report    Page 18

On January 22, 2003 and February 6, 2003, Publishing entered into interest rate swaps to convert US$150.0 million and US$100.0 million, respectively, of the total US$300.0 million Senior Notes issued in December 2002, from fixed to floating rates for the period to December 15, 2010, subject to early termination notice, with the objective of reducing the cost of borrowing. Interest for the first six months has been set at 5.98% and floats, for subsequent periods, at the six-month LIBOR rate plus a blended spread of 4.61%.

A further discussion of the Company's derivative instruments can be found in note 23 to the Company's consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

HOLLINGER PARTICIPATION TRUST

As part of its November 16,2000 purchase and sale agreement with CanWest, International was prohibited from selling the CanWest debentures received in partial consideration prior to May 15,2003. In order to monetize this investment, International entered into a participation agreement in August 2001 pursuant to which it sold participation interests in $540.0 million (US$350.0 million) principal amount of CanWest debentures to a special purpose trust (the "Participation Trust") administered by an arm's-length trustee. That sale of participation interests was supplemented by a further sale of participation interests in $216.8 million (US$140.5 million) principal amount of CanWest debentures in December 2001. International remains the record and beneficial owner of the participated CanWest debentures and is required to make payments to the Participation Trust with respect to those debentures if and to the extent it receives payment in cash or in-kind on the debentures from CanWest. Coincident with the Participation Trust's purchase of the participation interests, the Participation Trust sold senior notes to arm's-length third parties to finance the purchase of the participation interests. These transactions resulted in net cash proceeds to International of $621.8 million and for accounting purposes have been accounted for as sales of CanWest debentures. The net loss on the transactions amounted to $97.4 million and is included in unusual items in 2001. International believes that the participation arrangement does not constitute a prohibited sale of debentures as legal and beneficial title was not transferred. CanWest has advised the Company that it accepts that position.

At any time up to November 5,2005, CanWest may elect to pay interest on the debentures by way of additional CanWest debentures or through the issuance of non-voting common shares of CanWest. Further, at any time after May 15, 2003, the holders of the Participation Trust senior notes may, under the terms of the Participation Trust request that the Participation Trust require International to complete an outright transfer to the Participation Trust of the CanWest debentures. The unrealized foreign exchange losses recognized at December 31,2002 and 2001 are classified as deferred credits in the consolidated balance sheet.

COMMERCIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Telegraph Group has guaranteed the printing joint venture partners' share of leasing obligations to third parties, which amounted to $1.0 million (L0.4 million) at December 31,2002. These obligations are also guaranteed jointly and severally by each joint venture partner.

In connection with International's insurance program, letters of credit are required to support certain projected workers' compensation obligations. At December 31,2002, letters of credit in the amount of $4.4 million were outstanding.

In special circumstances, the Company's newspaper operations may engage freelance reporters to cover stories in locales that carry a high risk of personal injury or death. Subsequent to December 31, 2002, the Telegraph has engaged a number of journalists and photographers to report from the Middle East. As a term of their engagement, the Telegraph has agreed to provide a death benefit which, in the aggregate for all freelancers engaged, amounts to $13.1 million (L5.1 million). This exposure is uninsured. Precautions have been taken to avoid a concentration of the freelancers in any one location.

              Hollinger Inc.    2002    Annual Report    Page 19

                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

In connection with certain of its cost and equity method investments, International is committed to fund approximately $1.9 million (US$1.2 million) to those investees in 2003.

Set out below is a summary of the amounts due and committed under contractual cash obligations, other than in respect of the retractable common shares at December 31,2002:

                                                             Due in         Due between      Due between
(in thousands of dollars)                    Total       1 year or less    1 and 3 years    4 and 5 years    Due over 5 years
-----------------------------------------------------------------------------------------------------------------------------
Existing Senior and
  Senior Subordinated Notes(1)            $ 1,279,781      $ 797,751        $    8,030        $      --         $   474,000
Other long-term debt                          443,954          4,886            40,014           45,212             353,842
Capital lease obligations                      65,586         12,157            17,165           11,909              24,355
Series II preference shares(2)                 33,827         33,827                --               --                  --
Series III preference shares(3)               101,472        101,472                --               --                  --
Operating leases                              257,251         27,095            45,590           35,125             149,441
-----------------------------------------------------------------------------------------------------------------------------
Total contractual cash obligations        $ 2,181,871      $ 977,188        $  110,799        $  92,246         $ 1,001,638
=============================================================================================================================

(1) During 2002, Publishing purchased for retirement approximately $406.8 million (US$254.9 million) of the existing Senior Notes due 2005. The balance of those notes outstanding, approximately $8.0 million (US$5.1 million) will mature in 2005. Included in the total of notes outstanding is $797.8 million (US$504.9 million) of Senior Subordinated Notes with maturities in 2006 and 2007. At December 31,2002, the borrowings under the Senior Credit Facility and the 9% Senior Notes due 2010 were held in escrow pending and for the purpose of redemption of the Senior Subordinated Notes. Consequently, outstanding balances for the Senior Subordinated Notes, irrespective of their maturity date, have been reflected as due in one year or less. Refer to "long-term debt" for a discussion of the new Senior Credit Facility $489.8 million (US$310.0 million) maturing in 2008 and 2009.

(2) The Company has Series II preference shares that are exchangeable at the holder's option for 0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on redemption of any of the Series II preference shares. As at December 31,2002, the market value of the shares of International's Class A common stock that they are exchangeable into totals $33.8 million. While it is uncertain as to when, if ever, the preference shares will be retracted, because the retraction can occur at any time at the option of the holder, the outstanding balance has been reflected as due in one year or less.

(3) The Company has Series III preference shares which provide for a mandatory redemption on the fifth anniversary of issue (April 30,2004) for $10.00 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.70 per share per annum (or 7%) during their five-year term. The Company has the right at its option to redeem all or any part of the Series III preference shares at any time after three years (April 30,2002) for $10.00 cash per share (plus unpaid dividends). Holders have the right at any time to retract Series III preference shares for a retraction price payable in cash which, until April 30,2003, fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares, and during the year ending April 30,2004, will be $9.50 per share (plus unpaid dividends in each case). While it is uncertain as to when, if ever, the preference shares will be retracted, because the retraction can occur at any time at the option of the holder, the outstanding balance has been reflected as due in one year or less.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

NEWSPRINT

On a consolidated basis, newsprint expense in 2002 amounted to $236.4 million and $316.2 million in 2001. Management believes that newsprint prices may vary widely from time to time and could continue to show significant price variations in the future. During the first half of 2001, newsprint prices in North America were at their highest price per tonne since 1994 and 1995. However, the recessional climate in 2001 caused a significant decline in industry consumption and this, coupled with an abundant supply of competitively priced newsprint, resulted in a downward trend in prices during the second half of 2001. This downward trend has continued into 2002; however, there are indications that prices on the spot market where the Chicago Group purchases its newsprint may moderately increase from their current levels. In the United Kingdom, average newsprint prices were less than the average prices paid in 2001. In the United Kingdom, the Company negotiates newsprint prices for one-year periods. Rates negotiated for 2003 are about 7% lower than those for 2002. Operating divisions take steps to ensure that they have sufficient supply of newsprint and have mitigated cost increases by adjusting pagination and page sizes and printing and distributing practices. Based on levels of usage, during the year ended December 31,2002, a change in the price of newsprint of $50 per tonne would increase or decrease the year-to-date net loss by approximately $4.6 million.

INTEREST RATES

At December 31,2002, other than the $90.8 million revolving credit and overdraft facility, the Company, on a non-consolidated basis, had no debt on which interest is calculated at floating rates. On March 10,2003, the Company issued US$120.0 million of

              Hollinger Inc.    2002    Annual Report    Page 20

Senior Secured Notes which bear interest at a fixed rate of 11 7/8% and with part of the proceeds repaid the $90.8 million amount outstanding under the revolving credit and overdraft facility. Interest paid by International to the banks under the Total Return Equity Swap was at floating rates. However, such amounts have been fully repaid as of December 31,2002. As a result of an interest rate swap entered into in late December 2002, US$265.0 million borrowings under Publishing's Senior Credit Facility bear interest at fixed rates. Consequently, the borrowings under Publishing's Senior Credit Facility are not exposed to fluctuations in interest rates.

In January 2003, Publishing also purchased fixed to floating rate swaps for US$250.0 million principal amount of its US$300.0 million 9% Senior Notes. Each 1% change in interest rates will result in an additional $3.9 million in interest expense to Publishing for which the impact on the Company's net earnings will be $0.7 million.

FOREIGN EXCHANGE RATES

The majority of the Company's operating divisions are outside Canada. As a result, the Company is vulnerable to changes in the value of the Canadian dollar. Increases in the value of the Canadian dollar can reduce the value of the Company's foreign properties and declines can increase these values. In the year ended December 31,2002, the Company's operating income (sales revenue less cost of sales and expenses and depreciation and amortization) was $86.1 million in total. The U.K. Newspaper Group contributed $74.8 million of operating income, the United States operations contributed $51.5 million while the operating loss in Canada, including the Corporate Group, totalled $40.2 million. Based on 2002 results and ownership levels and current debt levels at December 31, 2002, a $0.05 change in the important foreign currencies would have the following effect on the Company's reported net income for the year ended December 31,2002:

CURRENCY                                Actual 2002 average rate          Net income effect
-------------------------------------------------------------------------------------------
United Kingdom                                 2.36/L                         $ 236,000
United States                                 1.57/US$                        $ 130,000
-------------------------------------------------------------------------------------------

The effects of changes in foreign exchange rates will also be affected by many other factors, including earnings levels and amounts of borrowings in various currencies.

In 2001, International sold participation interests in $756.8 million principal amount of CanWest debentures to the Participation Trust at an exchange rate of US$0.6482 to each Canadian dollar, which translates into US$490.5 million. At some time between May 15,2003 and the maturity date of the CanWest debentures, being November 15,2010, International will be required to deliver to the Participation Trust US$490.5 million of the CanWest debentures at then current exchange rates plus interest received. The actual date of delivery will be established by noteholders of the Participation Trust. As noted below, up until November 5,2005, CanWest may elect to pay interest on the debentures in kind or by the issuance of shares. At December 31,2002, the liability to the Participation Trust is US$575.7 million and the corresponding CanWest debentures had a principal amount receivable of $888.2 million. Given that the CanWest debentures are denominated in Canadian dollars, International entered into forward foreign exchange contracts in 2001 to mitigate the currency exposure. The foreign currency contracts required International to sell $666.6 million on May 15,2003 at a forward rate of US$0.6423. In 2002, International sold certain of its foreign currency contracts and subsequently entered into additional foreign currency contracts. However, on September 30,2002, all of the outstanding contracts were unwound. During 2002 and 2001, the net loss realized on the mark to market of both the obligation to the Participation Trust and the hedge contract was $10.4 million and $0.7 million, respectively, and has been included in net foreign currency losses in the consolidated statement of earnings. This is net of cash received on the termination of the hedge of $9.9 million in 2002. The foreign exchange exposure associated with the Participation Trust is no longer hedged, due to constraints under International's current debt facilities.

              Hollinger Inc.    2002    Annual Report    Page 21

                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                  of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

At any time up to November 5, 2005, CanWest may elect to pay interest on the debentures by way of additional CanWest debentures. International anticipates that additional debentures will be received in the future as payment in kind for the interest on the debentures. A $0.05 change in the U.S. dollar to Canadian dollar exchange rate applied to the $888.2 million principal amount of the CanWest debentures at December 31, 2002 would result in a US$44.4 million ($70.2 million) change in the amount available to International for delivery to the Participation Trust and a net loss or gain to the Company, after related tax and minority interest, of $13.4 million.

INFLATION

During the past two years, inflation has not had a material effect on International's newspaper business in the United States, United Kingdom or Canada.

INTERNATIONAL SHARE PRICE

The Series II preference shares are exchangeable at the holder's option for 0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. The Series II preference shares represent a financial liability of the Company and are recorded at their fair value, which will fluctuate with the market price of the International's Class A common stock. In 2002, such fluctuations had no impact on the Company's net earnings as deferred unrealized losses/gains have been designated as a hedge of the Company's investment in International common shares. However, due to the March 2003 sale of International shares, in settlement of amounts owing to International and the pledging of International shares under the Trust Indenture for the Company's Senior Secured Notes, the Series II preference shares will no longer be a hedge. As a result, beginning in 2003 the Series II preference shares will be marked to market for fluctuations in International's share price and foreign exchange rates and unrealized deferred gains in the amount of $11,983,000 as at December 31,2002 will be recognized in income. On December 31,2002, the Series II preference shares were retractable into 2,107,250 shares of Class A common stock of International. Based on exchange rates as at December 31,2002, each US$1.00 increase from the December 31,2002 quoted market price of International's Class A common stock would result in an unrealized pre-tax loss of $3.3 million which must be reflected as a charge against the Company's earnings.

COMPETITION

Revenues in the newspaper industry are dependent primarily upon advertising revenues and paid circulation. Competition for advertising and circulation revenue comes from the local and regional newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in the Company's markets. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives in those markets. Some of the Company's competitors are larger and have greater financial resources than the Company does. In the past, newspapers which compete in some of the Company's markets have chosen to reduce their cover prices and/or decrease the price of bulk sales in efforts to increase their circulation at the expense of the Company's newspapers. Price competition has been particularly intense in the United Kingdom and in Chicago, Illinois in recent years. These actions have in the past forced the Company to similarly reduce cover prices and/or decrease the price of bulk sales, which has a negative effect on the Company's sales revenues and overall financial performance. The Company may experience price competition from competing newspapers and other media sources in the future that force the Company to make similar reductions, which would again decrease the Company's operating results and circulation revenues. In addition, the use of alternative means of delivery, such as free Internet sites, for news and other content has increased significantly in the past few years. In the event that significant numbers of the Company's customers choose to receive content using these alternative delivery sources rather than newspapers, the Company may be forced to decrease the prices the Company charges for newspapers or make other changes in the way the Company operates, or the Company may face a long-term decline in circulation, any or all of which may harm financial and operating performance.

              Hollinger Inc.    2002    Annual Report    Page 22

RESTATEMENT OF QUARTERLY RESULTS

All of the Company's operations are owned through International and substantially all of the Company's goodwill and intangible assets are reflected in the accounts of International. Upon initial adoption on January 1, 2002 of the new accounting standards for goodwill and other intangible assets, International classified $186,780,000 of advertiser and subscriber relationship intangible assets as goodwill. Also, on initial adoption on January 1, 2002, the Company made a similar reclassification to goodwill of such amounts which had been included within circulation for the Chicago Group. However, based on the consensus reached by the U.S. Emerging Issues Task Force in Issue No. 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination" and a comment made by the U.S. Securities and Exchange Commission in their review of International's results for the nine months ended September 30, 2002, International has subsequently concluded that its advertiser and subscriber relationship intangible assets do meet the criteria for recognition apart from goodwill under SFAS No. 142 (which is substantially consistent with CICA Handbook Section 3062). Therefore, in the accounts of both International and the Company, the advertiser and subscriber relationship intangible assets were reclassified from goodwill to identifiable intangible assets during the fourth quarter of 2002 and continue to be amortized over their 30-year useful lives.

Amortization expense was increased by $1,788,000, income tax recovery was increased by approximately $715,000, minority interest reduced by $727,000 and net loss was increased by $346,000 for each of the three months ended March 31, June 30 and September 30, 2002 to reflect the adjustment to amortization and related effects to income tax and minority interest.

The Company's reclassification of advertiser and subscriber relationship intangible assets apart from goodwill had no impact on the asset impairment tests and the transitional impairment charge.

QUARTERLY RESULTS

                                                              2002 - QUARTER ENDED                     2001 - Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                      MAR 31   JUNE 30    SEPT 30
(millions of dollars, except per share amounts)      RESTATED  RESTATED  RESTATED   DEC 31     Mar 31   June 30   Sept 30    Dec 31
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                              $ 418.7   $ 409.7   $ 405.2   $ 424.2    $ 547.7   $ 514.8   $ 448.4   $ 408.5
-----------------------------------------------------------------------------------------------------------------------------------
Cost of sales and expenses                             359.3     356.9     362.5     375.2      461.9     452.0     416.3     399.9
Depreciation and amortization                           22.2      21.9      22.9      21.2       37.0      37.3      36.6      33.8
Interest expense                                        35.6      27.0      26.8      32.3       44.6      45.4      47.0      40.9
-----------------------------------------------------------------------------------------------------------------------------------
                                                       417.1     405.8     412.2     428.7      543.5     534.7     499.9     474.6
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) in equity accounted companies       (0.1)     (0.3)      0.4      (1.2)      (4.2)     (2.6)     (9.5)     (2.3)
-----------------------------------------------------------------------------------------------------------------------------------
Net foreign currency gains (losses)                     (1.6)      2.6      (4.2)    (16.5)      (4.9)      2.6      (1.3)     (3.9)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted                   (0.1)      6.2     (10.8)    (22.2)      (4.9)    (19.9)    (62.3)    (72.3)
Unusual items                                          (56.7)      3.4     (14.3)      5.0       70.0       0.2    (167.2)   (198.4)
Income tax recovery (expense)                           34.3     (20.4)     (1.5)   (136.4)     (20.7)      3.0      99.2       8.0
Minority interest recovery (expense)                    19.5      (7.7)     13.9      99.2      (35.8)      7.8      81.6     179.9
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                  $  (3.0)  $ (18.5)  $ (12.7)  $ (54.4)   $   8.6   $  (8.9)  $ (48.7)  $ (82.8)
===================================================================================================================================
Net earnings (loss) per retractable common share
- Basic                                              $ (0.10)  $ (0.58)  $ (0.39)  $ (1.70)   $  0.24   $ (0.26)  $ (1.51)  $ (2.58)
- Diluted                                            $ (0.10)  $ (0.58)  $ (0.40)  $ (1.71)   $  0.23   $ (0.27)  $ (1.53)  $ (2.62)

Reported earnings for the quarter ended December 31, 2002 compared to the quarter ended December 31, 2001 have been affected by several major items.

              Hollinger Inc.    2002    Annual Report    Page 23

                                 HOLLINGER INC.
     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

 All monetary amounts are expressed in Canadian dollars unless otherwise stated.
    All note references refer to Notes to Consolidated Financial Statements.

Sales revenue in the three months ended December 31, 2002 was $417.1 million compared with $408.1 million in 2001, an increase of $9.0 million. Increased sales revenue at the Chicago Group and the U.K. Newspaper Group was partly offset by lower sales revenue at the Jerusalem Post and at the Canadian Newspaper Group. U.K. Newspaper Group revenue in local currency decreased, as a result of lower joint venture printing revenue, offset in part by increased fourth quarter advertising revenue. However, as a result of the strengthening of the pound sterling, U.K. Newspaper Group sales revenue increased in Canadian dollars. Chicago Group sales revenue in local currency increased primarily as a result of increased advertising revenue.

Cost of sales and expenses in the fourth quarter 2002 were $375.2 million compared with $399.9 million in 2001, a decrease of $24.7 million primarily at the U.K. Newspaper Group and the Chicago Group. Cost of sales and expenses in the U.K. Newspaper Group in the fourth quarter 2001 included an impairment charge in respect of betterments capitalized which accounted for most of the decrease in the U.K. Newspaper Group in the fourth quarter 2002 compared with 2001.

In the fourth quarter 2002, depreciation and amortization amounted to $21.2 million compared with $33.8 million in 2001, a reduction of $12.6 million. This reduction primarily results from the adoption on January 1, 2002 of CICA Handbook Section 3062, which resulted in goodwill not being amortized subsequent to January 1,2002.

Interest expense for the fourth quarter 2002 was $32.3 million compared with $40.9 million in 2001. This reduction mainly results from lower average debt levels in 2002 compared with 2001. The Company reduced its revolving bank credit facility in the fourth quarter of 2001 by $31.4 million and by $38.5 million in January 2002 and International reduced its long-term debt beginning in March 2002 by US$290.0 million. In addition, since both the Company's Series II and Series III preference shares are financial liabilities, dividends on such shares are included in interest expense. Dividends paid on the Series II preference shares were lower in 2002 than in 2001, as a result of Series II preference share retractions and International reducing its dividend on shares of Class A common stock, on which the Series II preference dividends are based.

Unusual items in the fourth quarter of 2002 were a gain of $5.0 million compared to a loss of $198.4 million in the fourth quarter of 2001. Unusual items in the fourth quarter 2002 included a write-off of investments, a decrease in the pension valuation allowance, a realized loss on the Total Return Equity Swap and a net foreign exchange gain on the reduction of the net investment in the Canadian Newspaper Group. Unusual items in the fourth quarter of 2001 included gains and losses on the sale of certain Canadian properties, a gain on the dilution of the investment in International, gains and losses on sales of investments, a one-time expense related to the pension and post-retirement plan liability adjustment in respect of retired former Southam employees and a decrease in the pension valuation allowance.

Minority interest in the fourth quarter of 2002 was a recovery of $99.2 million compared to a recovery of $179.9 million in the fourth quarter of 2001. Minority interest primarily represents the minority share of the net loss in International and the net earnings of Hollinger L.P.

              Hollinger Inc.    2002    Annual Report    Page 24

                                 HOLLINGER INC.
              Management's Responsibility for Financial Statements

Management is responsible for preparation of the consolidated financial statements, notes thereto, and other financial information contained in this Annual Report. The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Management is responsible for maintaining a system of internal control to provide reasonable assurance that the assets are safeguarded and that the books and records properly reflect the authorized transactions of the Company. The systems are designed and operated under the supervision of qualified financial and operating officers at the Company and its subsidiaries. The systems are subject to limitations imposed by the requirement that the cost of maintaining the system not exceed the benefit to be derived and that the system not unduly interfere with the efficient operation of the business. Where necessary the financial statements and the financial information include amounts that are estimates based on the best judgment of the Company's management and of the management of significant operating subsidiaries.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of outside directors. The Committee meets periodically as required with management and the independent auditors to satisfy itself that management's responsibilities are properly discharged, to review the Company's audited financial statements and to recommend approval of the consolidated financial statements to the Board. The independent auditors, KPMG LLP, are appointed by the shareholders. They conduct an independent examination in accordance with Canadian generally accepted auditing standards and express their opinion on the consolidated financial statements.

The Lord Black of Crossharbour, PC (CAN), OC, KCSG       Frederick A. Creasey
(signed)                                                 (signed)
Chairman of the Board and Chief Executive Officer        Vice-President and Chief Financial Officer
April 1, 2003                                            April 1, 2003

              Hollinger Inc.    2002    Annual Report    Page 25

                                 HOLLINGER INC.
                      Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Hollinger Inc. as at December 31,2002 and 2001 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31,2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)
Chartered Accountants
Toronto, Canada

April 1, 2003, except as to note 25d) which is as of April 10, 2003

              Hollinger Inc.    2002    Annual Report    Page 26

                                 HOLLINGER INC.
                           Consolidated Balance Sheets

                                                                                    December 31
(in thousands of dollars)                                                      2002             2001
-------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents (note 2)                                         $   188,852      $   806,347
Escrow deposits (note 9a))                                                     859,128               --
Accounts receivable                                                            355,031          336,438
Prepaid expenses                                                                28,499           17,604
Inventory                                                                       22,058           36,506
-------------------------------------------------------------------------------------------------------
                                                                             1,453,568        1,196,895
INVESTMENTS (note 4)                                                           210,145          259,435
CAPITAL ASSETS (note 5)                                                        660,501          666,501
GOODWILL (note 6)                                                              913,327          174,324
OTHER INTANGIBLE ASSETS (note 6)                                               185,143        1,177,544
DEFERRED FINANCING COSTS AND OTHER ASSETS (note 7)                             193,537          154,543
-------------------------------------------------------------------------------------------------------
                                                                           $ 3,616,221      $ 3,629,242
=======================================================================================================

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness (note 8)                                                 $    90,810      $   129,475
Accounts payable and accrued expenses                                          337,086          358,444
Amounts due to related parties (note 22d))                                      79,655           45,919
Income taxes payable                                                           476,387          463,853
Deferred revenue                                                                67,612           65,627
Retractable preference shares (note 10)                                        135,299               --
Deferred unrealized gain on retractable preference shares (note 10a))           11,983               --
Senior Subordinated Notes due 2006 and 2007 (note 9a))                         797,751               --
Current portion of long-term debt (note 9)                                      16,800           10,020
-------------------------------------------------------------------------------------------------------
                                                                             2,013,383        1,073,338
LONG-TERM DEBT (note 9)                                                        974,770        1,341,606
RETRACTABLE PREFERENCE SHARES (note 10)                                             --          147,472
Deferred unrealized gain on retractable preference shares (note 10a))               --            7,670
Future income taxes (note 17)                                                  375,479          486,937
Other liabilities and deferred credits (note 11)                               130,648          109,761
-------------------------------------------------------------------------------------------------------
                                                                             3,494,280        3,166,784
-------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                              473,272          725,928
-------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock (note 12)                                                        273,759          271,774
Deficit                                                                       (605,145)        (485,313)
-------------------------------------------------------------------------------------------------------
                                                                              (331,386)        (213,539)
Equity adjustment from foreign currency translation (note 13)                  (19,945)         (49,931)
-------------------------------------------------------------------------------------------------------
                                                                              (351,331)        (263,470)
-------------------------------------------------------------------------------------------------------
                                                                           $ 3,616,221      $ 3,629,242
=======================================================================================================

Commitments (note 14)
Contingencies (note 15)
Subsequent events (notes 1, 8, 9a), 15d) and 25)

APPROVED BY THE BOARD:

The Lord Black of Crossharbour, PC (CAN), OC, KCSG      Charles G. Cowan, CD, QC
(signed)                                                (signed)
Director                                                Director

           Hollinger Inc.      2002      Annual Report      Page 27

                                 HOLLINGER INC.
                       Consolidated Statements of Earnings

                                                                Year ended December 31
(in thousands of dollars except per share amounts)              2002              2001
------------------------------------------------------------------------------------------
REVENUE
  Sales                                                      $ 1,628,198       $ 1,822,060
  Investment and other income                                     29,729            97,282
------------------------------------------------------------------------------------------
                                                               1,657,927         1,919,342
------------------------------------------------------------------------------------------

EXPENSES
  Cost of sales and expenses                                   1,453,894         1,730,108
  Depreciation and amortization                                   88,193           144,716
  Interest on long-term debt                                      92,625           122,701
  Other interest                                                  29,122            55,225
------------------------------------------------------------------------------------------
                                                               1,663,834         2,052,750
------------------------------------------------------------------------------------------
NET LOSS IN EQUITY-ACCOUNTED COMPANIES                            (1,233)          (18,571)
------------------------------------------------------------------------------------------
NET FOREIGN CURRENCY LOSSES                                      (19,741)           (7,470)
------------------------------------------------------------------------------------------
LOSS BEFORE THE UNDERNOTED                                       (26,881)         (159,449)
  Unusual items (note 16)                                        (62,630)         (295,434)
  Income tax (expense) recovery (note 17)                       (124,025)           89,477
  Minority interest recovery                                     124,896           233,508
------------------------------------------------------------------------------------------
LOSS FOR THE YEAR                                            $   (88,640)      $  (131,898)
==========================================================================================

LOSS PER RETRACTABLE COMMON SHARE (note 18)
Basic                                                        $     (2.76)      $     (3.91)
==========================================================================================
Diluted                                                      $     (2.79)      $     (4.17)
==========================================================================================

           Hollinger Inc.      2002      Annual Report       Page 28

                                 HOLLINGER INC.
                       Consolidated Statements of Deficit

                                                              Year ended December 31
(in thousands of dollars)                                      2002             2001
-------------------------------------------------------------------------------------
DEFICIT AT BEGINNING OF YEAR                                 $(485,313)     $(310,988)
Loss for the year                                              (88,640)      (131,898)
-------------------------------------------------------------------------------------
                                                              (573,953)      (442,886)
Adjustment to deficit related to transitional
  impairment charge, net of minority interest (note 1)         (12,071)            --
Dividends - retractable common shares                          (19,220)       (20,216)
Gain (premium) on retraction of retractable
  common shares (notes 12b) and 12d))                              141        (22,211)
Share issue costs                                                  (42)            --
-------------------------------------------------------------------------------------
DEFICIT AT END OF YEAR                                       $(605,145)     $(485,313)
=====================================================================================

           Hollinger Inc.      2002      Annual Report       Page 29

                                 HOLLINGER INC.
                      Consolidated Statements of Cash Flows

                                                                                          Year ended December 31
(in thousands of dollars)                                                                 2002             2001
-------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
CASH FLOWS PROVIDED BY (USED FOR) OPERATIONS BEFORE THE UNDERNOTED (note 19)           $    59,628      $  (120,211)
Change in non-cash operating working capital                                                41,328         (144,429)
Other costs                                                                                 48,474          (70,234)
-------------------------------------------------------------------------------------------------------------------
                                                                                           149,430         (334,874)
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Redemption and cancellation of capital stock                                                (1,064)            (273)
Redemption and cancellation of retractable preference shares                                  (277)            (317)
Premium on retirement of senior notes                                                      (56,287)              --
Capital stock of subsidiaries purchased for cancellation by subsidiaries                  (157,056)         (71,767)
Issue of partnership units and common shares of subsidiaries                                 6,667           10,637
Repayment of long-term debt                                                               (582,920)        (176,383)
Proceeds from long-term debt                                                               514,343          152,778
Proceeds from issuance of notes                                                            474,000               --
Payment of debt issue costs                                                                (24,666)          (7,230)
Escrow deposits and restricted cash                                                       (859,128)              --
Dividends                                                                                  (16,031)         (20,216)
Dividends and distributions paid by subsidiaries to minority interest                      (48,721)        (126,478)
Other                                                                                         (249)            (204)
-------------------------------------------------------------------------------------------------------------------
                                                                                          (751,389)        (239,453)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds on disposal of fixed assets                                                        17,024              157
Purchase of fixed assets                                                                   (63,603)         (91,406)
Proceeds on sale of investment in subsidiary                                                38,637           31,417
Proceeds on disposal of investments                                                          7,188          919,567
Additions to investments                                                                   (17,636)         (99,040)
Additions to circulation                                                                        --           (3,920)
Increase in other assets                                                                      (450)          (1,132)
Proceeds on disposal of newspaper operations                                                    --          376,865
-------------------------------------------------------------------------------------------------------------------
                                                                                           (18,840)       1,132,508
-------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                                 3,304           14,250
-------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                          (617,495)         572,431
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                             806,347          233,916
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $   188,852      $   806,347
===================================================================================================================
Cash flow provided by (used for) operations per retractable common share (note 18)

Supplemental disclosure of financing and investing activities
   Interest paid                                                                       $   108,159      $   153,972
   Income taxes paid                                                                   $    14,095      $   122,087
===================================================================================================================

           Hollinger Inc.      2002      Annual Report      Page 30

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

I.       SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using a basis of presentation which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows from its Canadian and foreign subsidiaries through dividends, management fees and other payments. On a non-consolidated basis during 2002, the Company experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares and such shortfalls were expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of Ravelston Management Inc. ("RMI") to fund such shortfalls and, therefore, pay its liabilities as they fall due. RMI is a wholly owned subsidiary of The Ravelston Corporation Limited ("Ravelston"), the Company's ultimate parent company.

On March 10, 2003, the date of issue of US$120,000,000 aggregate principal amount of Senior Secured Notes due 2011, RMI entered into a Support Agreement with the Company. Under the agreement, RMI is required to make an annual support payment in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payment will be equal to the greater of (a) the non-consolidated negative net cash flow of the Company (which does not extend to outlays for retractions or redemptions) and (b) US$14.0 million per year (less any future payments of services agreements fees directly to the Company or to any of the Company's wholly owned restricted subsidiaries, as they are defined in the indenture governing the Company's Senior Secured Notes due 2011, and any excess in the net dividend amount received by the Company and 504468 N.B. Inc. ("NB Inc.") on the shares of Hollinger International Inc. ("Hollinger International") that the Company and NB Inc. own that is over US$4.65 million per year), in either case, as reduced by any permanent repayment of debt owing by Ravelston to the Company. Initially, the support amount to be contributed by RMI is expected to be satisfied through the permanent repayment by Ravelston of its approximate $16.4 million of advances from the Company resulting from the use of proceeds of the Company's offering of Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company without receiving any additional shares of the Company, except that, to the extent that the support payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011.

The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares each of which is retractable at the option of the holder. On retraction, the Series II preference shares are exchangeable into a fixed number of shares of the Company's Class A common stock of Hollinger International or, at the Company's option, cash of equivalent value. The Series III preference shares are currently retractable at the option of the holder for a retraction price payable in cash, which fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares and, after May 1,2003, for a cash payment of $9.50 per share. The retractable common shares are retractable at any time at the option of the holder at their retraction price (which is fixed from time to time) in exchange for the Company's shares of Hollinger International Class A common stock of equivalent value or, at the Company's option, cash. There is uncertainty regarding the Company's ability to meet its future financial obligations arising from the retraction of preference shares and retractable common shares. Under corporate law, the Company is not required to make any payment to redeem any shares in certain circumstances, including if the Company is, or after the payment, the Company would be, unable to pay its liabilities as they come due. If at the time of future retractions, the Company does not have sufficient cash or sufficient available Hollinger International shares of Class A common stock to both fund such retractions and to continue to pay its liabilities as they come due, shareholders would not become creditors of the Company but would remain as shareholders until such time as the retraction is able to be completed under applicable law.

The Company's uncertain ability to make payments on future retractions and redemptions of shares is due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International common stock were provided as security for the Senior Secured Notes.

           Hollinger Inc.      2002      Annual Report      Page 31

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

GENERAL BUSINESS

Hollinger Inc. publishes, prints and distributes newspapers and magazines in Canada, the United Kingdom, the United States of America, and Israel through subsidiaries and associates. In addition, Hollinger Inc. has developed related websites on the Internet. The consolidated financial statements include the accounts of Hollinger Inc., its subsidiaries, other controlled entities and its pro rata share of assets, liabilities, revenue and expenses of joint ventures (collectively, the "Company"). The Company's significant subsidiaries and controlled entities are set out below:

                                                                            Percentage owned as at December 31
                                                                              2002                      2001
---------------------------------------------------------------------------------------------------------------
Hollinger International Inc. ("Hollinger International")                     31.8%(3)                   36.0%(3)
Hollinger International Publishing Inc. ("Publishing")                      100.0%(1)                  100.0%(1)
The Sun-Times Company                                                       100.0%(1)                  100.0%(1)
Jerusalem Post Publications Limited ("Jerusalem Post")                      100.0%(1)                  100.0%(1)
Hollinger Canadian Publishing Holdings Co. ("HCPH Co.")(2)                  100.0%(1)                  100.0%(1)
Telegraph Group Limited ("Telegraph")                                       100.0%(1)                  100.0%(1)
Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.")        87.0%(1)                   87.0%(1)
---------------------------------------------------------------------------------------------------------------

(1) Percent owned by Hollinger International.

(2) During 2001 HCPH Co. (formerly Hollinger Canadian Publishing Holdings Inc. ("HCPH")) became the successor to the operations of XSTM Holdings (2000) Inc. (formerly Southam Inc. ("Southam")).

(3) Represents the Company's equity interest in Hollinger International. The Company's voting percentage at December 31, 2002 is 72.8% (2001 - 71.8%).

FOREIGN CURRENCY TRANSLATION

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at exchange rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

The financial statements of foreign subsidiaries, all of which are self-sustaining, are translated using the current rate method, whereby all assets and liabilities are translated at year-end exchange rates, with items in the consolidated statements of earnings translated at the weighted average exchange rates for the year. Exchange gains or losses arising from the translation of balance sheet items are deferred and disclosed separately within shareholders' equity. These exchange gains or losses are not included in earnings unless they are actually realized through a reduction of the Company's net investment in the foreign subsidiary. Exchange gains or losses on the translation of exchangeable preference shares are deferred as they have been designated as a hedge of the Company's investment in shares of Hollinger International Class A common stock for which they are exchangeable.

Effective January 1, 2002, the Company adopted, on a retroactive basis, The Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 1650, "Foreign Currency Translations" ("Section 1650"), which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items denominated in foreign currencies, with a fixed or ascertainable life. There was no impact to the Company upon adoption of this standard as at January 1, 2002 or any period presented.

CASH EQUIVALENTS

Cash equivalents consist of certain highly liquid investments with original maturities of three months or less.

INVENTORY

Inventory, principally printing material, is valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method.

CAPITAL ASSETS

Capital assets are stated at cost. Cost represents the cost of acquisition or construction, including the direct costs of financing until the asset is ready for use.

Leases which transfer substantially all of the benefits and risks of ownership to the Company or its subsidiaries are recorded as assets, together with the obligations, based on the present value of future rental payments, excluding executory costs.

Capital assets, including assets under capital leases, are depreciated over their estimated useful lives as follows:

Buildings                   straight-line over 25 to 40 years
Machinery and equipment     straight-line over 4 to 20 years or 7% to 12% on the diminishing-balance basis
Leasehold interests         straight-line over the term of the lease ranging from 5 to 40 years

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of acquisition costs over estimated fair value of net assets, including definite lived intangibles, acquired in business combinations. Until December 31, 2001, goodwill amortization was calculated using the straight-line method over the respective estimated useful lives to a maximum of 40 years.

Circulation represented the long-term readership of paid newspapers. Prior to January 1, 2002, the Company allocated a portion of the purchase price discrepancy in each business acquired to the cost of circulation and capitalized costs incurred to increase the long-term readership. Circulation was amortized on a straight-line basis over periods ranging from 10 to 40 years.

              Hollinger Inc.    2002    Annual Report    Page 32

Effective January 1, 2002, the Company adopted the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062") and certain transitional provisions of CICA Handbook Section 1581, "Business Combinations" ("Section 1581"). The new standards require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. In addition, Section 3062 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment by assessing the recoverability of the carrying value.

As of the date of adoption of Section 3062 and certain transitional provisions of Section 1581, the Company has discontinued amortization of all existing goodwill, evaluated existing intangible assets and has reclassified from circulation amounts in respect of non-competition agreements and subscriber and advertiser relationships, which meet the new criteria for recognition of intangible assets apart from goodwill. The balance of circulation has been reclassified to goodwill effective January 1, 2002.

In connection with the Section 3062 transitional impairment evaluation, the Company was required to assess whether goodwill was impaired as of January 1, 2002. The fair values of the Company's reporting units were determined primarily using a multiple of maintainable normalized cash earnings. As a result of this transitional impairment test, and based on the methodology adopted, the Company has determined that the carrying amount of the Jerusalem Post was in excess of the estimated fair value at January 1, 2002. Accordingly, the value of goodwill attributable to the Jerusalem Post of $32.0 million has been written down in its entirety. Such loss, net of related minority interest, amounted to $12.1 million and has been recorded as a charge to the opening deficit as at January 1, 2002. The Company has determined that the fair value of all other reporting units is in excess of the respective carrying amounts, both on adoption and at year end for purposes of the annual impairment test.

In addition to the transitional goodwill impairment test as of January 1, 2002, the Company is required to test goodwill for impairment on an annual basis for each of its reporting units. The Company is also required to evaluate goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Certain indicators of potential impairment that could impact the Company's reporting units include, but are not limited to, the following: (a) a significant long-term adverse change in the business climate that is expected to cause a substantial decline in advertising spending, (b) a permanent significant decline in a reporting unit's newspaper readership, (c) a significant adverse long-term negative change in the demographics of a reporting unit's newspaper readership and (d) a significant technological change that results in a substantially more cost-effective method of advertising than newspapers.

Effective January 1, 2002, the Company had unamortized goodwill in the amount of $873.7 million, which is no longer being amortized. This amount reflects the transitional impairment loss of $32.0 million relating to the Jerusalem Post.

This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported consolidated statement of earnings for the year ended December 31, 2001, the impact of the change, in respect of goodwill and intangible assets not being amortized, would be as follows:

                                                                            2001
-----------------------------------------------------------------------------------
Net loss-as reported                                                     $ (131,898)
Add goodwill and intangible asset amortization,
  net of income taxes and minority interest                                  16,978
-----------------------------------------------------------------------------------
Adjusted net loss                                                        $ (114,920)
===================================================================================
Basic loss per share - as reported                                       $    (3.91)
===================================================================================
Basic adjusted loss per share                                            $    (3.41)
===================================================================================
Diluted loss per share - as reported                                     $    (4.17)
===================================================================================
Diluted adjusted loss per share                                          $    (3.64)
===================================================================================

Adjusted net loss, noted above, reflects only the reduction in amortization expense of intangibles now classified as goodwill and does not give effect to the impact that this change in accounting policy would have had on the gains and losses resulting from the disposal of operations during 2001, nor the expensing of the costs previously capitalized to increase long-term readership in 2001.

INVESTMENTS

Investments are accounted for at cost, except for investments in which the Company exercises significant influence which are accounted for by the equity method. Investments are written down when declines in value are considered to be other than temporary. Dividend and interest income are recognized when earned.

Prior to the adoption of new accounting standards for goodwill on January 1, 2002, as described above, the excess of acquisition costs over the Company's share of the fair value of net assets at the acquisition date of an equity method investment was amortized on a straight-line basis over its estimated useful life. Effective January 1, 2002, such equity method goodwill is no longer amortized. The Company recognizes a loss when there is other than a temporary decline in the fair value of the investment below its carrying value.

              Hollinger Inc.    2002    Annual Report    Page 33

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

DEFERRED FINANCING COSTS

Deferred financing costs consist of certain costs incurred in connection with debt financings. Such costs are amortized on a straight-line basis over the term of the related debt, being up to eight years.

DERIVATIVES

The Company uses derivative financial instruments to manage risks generally associated with interest rate and foreign currency exchange rate market volatility. The Company does not hold or issue derivative financial instruments for trading purposes. None of the derivatives has been designated as a hedge. All derivatives are recorded at their fair value with changes in fair value reflected in the consolidated statements of earnings, other than Hollinger International's forward share purchase contracts described in note 23b).

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The Company and certain of its subsidiaries have employee stock-based compensation plans. Until December 31, 2001, compensation expense was not recognized on the grant or modification of options under these plans.

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("Section 3870"). Under Section 3870, the Company is required to adopt, on a prospective basis, the fair value-based method to account for all stock-based payments made by the Company to non-employees, including employees of Ravelston, the parent company, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002. For all other stock-based payments, the Company has elected to use the settlement method of accounting, whereby cash received on the exercise of stock options is recorded as capital stock.

Under the fair value-based method, stock options granted to employees of Ravelston by the Company and its subsidiaries are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. Such fair value determined is recorded as a dividend-in-kind in the Company's financial statements with no impact on the Company's net earnings. Section 3870 has been applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

EMPLOYEE BENEFIT PLANS

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The following policies are applied in accounting for employee benefit plans:

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

- For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

- The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the plans ranges from 8 to 17 years.

INCOME TAXES

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

REVENUE RECOGNITION

The Company's principal sources of revenue comprise advertising, circulation and job printing. As a general principle, revenue is recognized when the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred and services have been rendered, (c) the price to the buyer is fixed or determinable, and (d) collectibility is reasonably assured or is probable. Advertising revenue, being amounts charged for space purchased in the Company's newspapers, is recognized upon publication of the advertisements. Circulation revenue from subscribers, billed to customers at the beginning of a subscription period, is recognized on a straight-line basis over the term of the related subscription. Deferred revenue represents subscription receipts that have not been earned. Circulation revenue from single copy sales is recognized at the time of distribution. In both cases, circulation revenue is recorded net of fees or commissions paid to distributors and retailers and less an allowance for returned copies. Job printing revenue, being charges for printing services provided to third parties, is recognized upon delivery.

LOSS PER SHARE

Basic loss per share is computed by dividing the net loss by the weighted average shares outstanding during the year. Diluted loss per share is computed similar to the basic loss per share except that the weighted average shares outstanding is increased to include additional shares from the

              Hollinger Inc.    2002    Annual Report    Page 34
assumed exercise of stock options of Hollinger Inc., if dilutive, and the net loss is increased to reflect the impact of additional shares of Hollinger International being issued from the exercise of its stock options and Series E preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used by Hollinger International to acquire shares of common stock of Hollinger International at the average market price during the year.

USE OF ESTIMATES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, investments, intangible assets, income taxes, restructuring, pensions and other post-retirement benefits, contingencies and litigation. The Company relies on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

RECLASSIFICATIONS

Certain 2001 amounts in the consolidated financial statements have been reclassified to conform with the 2002 presentation.

2.       RESTRICTED CASH

Cash and cash equivalents at December 31,2001 included US$7,500,000 ($11,944,000) of restricted cash deposited with an escrow agent under the terms of one of Hollinger International's forward share purchase contracts (note
23b)), which were terminated in 2002. In addition, US$5,000,000 ($7,963,000) of cash was pledged as security at December 31,2001 for Hollinger International's US$5,000,000 Restated Credit Facility (note 9f)) under which no amounts were permitted to be borrowed at December 31, 2001. At December 31, 2002, restricted cash includes US$2,000,000 ($3,160,000) deposited in connection with outstanding letters of credit.

3.       ACQUISITIONS AND DISPOSITIONS

a) In January 2002, the Company sold 2,000,000 shares of Hollinger International Class A common stock to third parties for total cash proceeds of $38.6 million. This transaction, together with the retraction of Series II preference shares of the Company for shares of Hollinger International Class A common stock (note
10a)), resulted in a pre-tax gain on the effective sales of the Hollinger International shares of $20.1 million (note 16).

b) In January 2001, Hollinger L.P. completed the sale of UniMedia Company to Gesca Limited, a subsidiary of Power Corporation of Canada, for cash consideration. The publications sold represented the French language newspapers of Hollinger L.P., including three paid circulation dailies and 15 weeklies published in Quebec and Ontario. A pre-tax gain of approximately $75.1 million was recognized on this sale (note 16).

c) In two separate transactions in July and November 2001, the Company and Hollinger L.P. completed the sale of most of its remaining Canadian newspapers to Osprey Media Group Inc. ("Osprey") for total cash proceeds of approximately $255.0 million plus closing adjustments primarily for working capital. Included in these sales were community newspapers in Ontario such as The Kingston Whig-Standard, The Sault Star, the Peterborough Examiner, the Chatham Daily News and The Observer (Sarnia). Pre-tax gains of approximately $1.5 million were recognized on these sales (note 16). The former Chief Executive Officer of Hollinger L.P. is a minority shareholder of Osprey. Hollinger International's independent directors have approved the terms of these transactions.

In connection with the two sales of Canadian newspaper properties to Osprey in 2001, to satisfy a closing condition, the Company, Hollinger International, Lord Black of Crossharbour, PC(C), OC, KCSG and three senior executives entered into non-competition agreements with Osprey pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian businesses sold to Osprey for a five-year period, subject to certain limited exceptions, for aggregate consideration of $7.9 million. Such consideration was paid to Lord Black and the three senior executives and has been approved by Hollinger International's independent directors.

d) In August 2001, the Company entered into an agreement to sell to CanWest Global Communications Corp. ("CanWest") its 50% interest in the National Post. In accordance with the agreement, the Company's representatives resigned from their executive positions at the National Post effective September 1, 2001. Accordingly, from September 1, 2001, the Company had no influence over the operations of the National Post and the Company no longer consolidated or recorded on an equity basis its share of earnings or losses. The results of operations of the National Post are included in the consolidated results to August 31, 2001. A pre-tax loss of approximately $120.7 million was recognized on the sale and is included in unusual items (note 16).

e) During 2001, Hollinger International converted all of its Series C preferred stock which was held by the Company, at the conversion ratio of 8.503 shares of Hollinger International Class A common stock per share of Series C preferred stock into 7,052,464 shares of Hollinger International Class A common stock. The 7,052,464 shares of Class A common stock of Hollinger International were subsequently purchased for cancellation by Hollinger International for a total of US$92.2 million ($143.8 million). The purchase price per share was 98% of the closing price of the shares of Hollinger International Class A common stock and was approved by Hollinger International's independent directors. The Company used the proceeds to reduce its bank indebtedness by $142.0 million (note 8).

On September 27, 2001, Hollinger International redeemed 40,920 shares of its Series E preferred stock held by the Company at their stated redemption price of $146.63 per share for a total cash payment of $6.0 million.

              Hollinger Inc.    2002    Annual Report    Page 35

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

In December 2001, the Company sold 2,000,000 shares of Hollinger International Class A common stock to third parties for total cash proceeds of $31.4 million and reduced its bank indebtedness by the same amount (note 8).

The above transactions, together with the retraction of retractable common shares of the Company in exchange for shares of Hollinger International Class A common stock (note 12d)) and the retraction of Series II preference shares of the Company for shares of Class A common stock of Hollinger International (note
10a)), resulted in a total pre-tax gain on the effective sales of the Hollinger International shares of $59.4 million (note 16).

f) During 2001, Hollinger International transferred two publications to Horizon Publications Inc. in exchange for net working capital. Horizon Publications Inc. is managed by former Community Group executives and controlled by certain members of the Board of Directors of Hollinger International. The terms of these transactions were approved by the independent directors of Hollinger International.

g) On November 16, 2000, the Company and its affiliates completed the sale of most of its Canadian newspapers and related assets to CanWest. In 2001, certain of the closing adjustments associated with this sale were finalized, resulting in an additional pre-tax gain in 2001 of approximately $29.1 million (note 16). At December 31, 2002, approximately $60.7 million in respect of closing adjustments remained due to the Company and is included in accounts receivable in the consolidated balance sheets. Amounts due bear interest at a rate of approximately 9%. The amount outstanding is subject to negotiation between CanWest and the Company. Adjustments to the balance due, if any, resulting from further negotiations will be recorded as an unusual item.

4.       INVESTMENTS

                                                                                            2002         2001
---------------------------------------------------------------------------------------------------------------
ASSOCIATED COMPANIES, AT EQUITY
The Company
    Cayman Free Press Ltd. - 40% interest                                                 $ 11,314     $ 11,245
Telegraph
Trafford Park Printers Limited (Trafford Park), West Ferry Printers Limited
    (West Ferry), Paper Purchase & Management Limited (PPM) and
    handbag.com Limited (handbag) joint ventures - 50% interests                            27,763       29,110
Internet-related investments                                                                 8,012        8,205
Other                                                                                        1,886        1,490
---------------------------------------------------------------------------------------------------------------
                                                                                            48,975       50,050
---------------------------------------------------------------------------------------------------------------
MARKETABLE INVESTMENTS, AT COST
CanWest debentures (a)                                                                      85,664       72,259
Internet-related investments                                                                 5,812        6,680
---------------------------------------------------------------------------------------------------------------
                                                                                            91,476       78,939
---------------------------------------------------------------------------------------------------------------
OTHER NON-MARKETABLE INVESTMENTS, AT COST
Internet and telephony-related investments                                                  36,282       78,272
Other                                                                                       33,412       52,174
---------------------------------------------------------------------------------------------------------------
                                                                                            69,694      130,446
---------------------------------------------------------------------------------------------------------------
                                                                                          $210,145     $259,435
===============================================================================================================

a) The CanWest debentures were issued by a wholly owned subsidiary of CanWest and are guaranteed by CanWest. The debentures were received on November 16, 2000 as partial consideration for the operations sold to CanWest. Interest on the CanWest debentures is calculated, compounded and payable semi-annually in arrears at a rate of 12.125% per annum. At any time prior to November 5, 2005, CanWest may elect to pay interest on the debentures by way of non-voting shares of CanWest, debentures in substantially the same form as the CanWest debentures, or cash. Subsequent to November 5, 2005, interest is to be paid in cash. The debentures are due November 15, 2010, but are redeemable at any time prior to May 15, 2003 for cash at CanWest's option at 100% of the principal amount.

CanWest debentures at December 31, 2002 had a principal face amount of $93.0 million (2001 - $77.2 million), including $15.8 million of additional debentures received in 2002 (2001 - $67.1 million) in payment of the interest due on existing debentures held by the Company, a portion of which related to 2001. These debentures have been recorded at their fair value at the time they are received.

As part of Hollinger International's November 16, 2000 purchase and sale agreement with CanWest, Hollinger International was prohibited from selling CanWest debentures prior to May 15, 2003. In order to monetize the debentures, Hollinger International entered into a participation agreement in August 2001 pursuant to which it sold participation interests in $540.0 million (US$350.0 million) principal amount of CanWest debentures to a special purpose trust (the "Participation Trust") administered by an arm's-length trustee. That sale of participation interests was supplemented by a further sale of $216.8 million (US$140.5 million) in December 2001 for a total of $756.8 million (US$490.5 million). Both sales were conducted at a fixed rate of exchange of US$0.6482 for each $1. Hollinger International remains the record owner of the participated CanWest

              Hollinger Inc.    2002    Annual Report    Page 36
debentures and is required to make payments to the Participation Trust with respect to those debentures if and to the extent it receives payment in cash or in kind on the debentures from CanWest. These payments are not reflected in the Company's accounts.

Coincident with the Participation Trust's purchase of the participation interests, the Participation Trust sold senior notes to arm's-length third parties to finance the purchase of the participation interests. These transactions resulted in net proceeds to Hollinger International of $621.8 million and for accounting purposes have been accounted for as sales of CanWest debentures. The net loss on the 2001 transactions, including realized holding losses on the debentures, amounted to $97.4 million and has been included in unusual items (note 16). Hollinger International believes that the participation arrangement does not constitute a prohibited sale of debentures as legal title was not transferred. CanWest has advised Hollinger International that it accepts that position.

Hollinger International has not retained an interest in the Participation Trust nor does it have any beneficial interest in the assets of the Participation Trust. The Participation Trust and its investors have no recourse to Hollinger International's other assets in the event that CanWest defaults on its debentures. Under the terms of the Participation Trust, the interest payments received by Hollinger International in respect of the underlying CanWest debentures will be paid to the Participation Trust. However, after May 15, 2003, Hollinger International may be required to deliver to the Participation Trust CanWest debentures with a face value equivalent to US$490.5 million based on then current rates of exchange. The CanWest debentures are denominated in Canadian dollars and, consequently, there is a currency exposure on the debentures subject to the delivery provision. A substantial portion of that exposure was previously hedged; however, the hedge instrument (a forward foreign exchange contract) was terminated in contemplation of and in conjunction with Publishing's placement of senior notes and amendment of Publishing's senior bank facilities (note 9). During 2002 and 2001, the net loss before tax realized on the mark to market of both the obligation to the Participation Trust and the related hedge contract was $10.4 million and $0.7 million, respectively, and has been included in net foreign currency losses in the consolidated statement of earnings. In 2002, the loss before tax is net of cash received on the termination of the hedge of $9.9 million.

Pursuant to the terms of the Participation Trust, the Company is unable to sell to an unaffiliated third party until at least November 4, 2005 the equivalent of US$50.0 million ($79.0 million at December 31, 2002) principal amount of CanWest debentures.

b) CanWest shares at December 31, 2000 consisted of 2,700,000 multiple voting preferred shares and 27,000,000 non-voting shares. The non-voting shares were publicly traded and the multiple voting shares were not publicly traded but were convertible into non-voting shares at the rate of 0.15 nonvoting share for each voting preferred share or a total additional 405,000 non-voting shares. The non-voting shares and voting preferred shares represented an approximate 15.6% equity interest and 5.7% voting interest in CanWest. On November 28, 2001, Hollinger International sold the 2,700,000 multiple voting preferred shares and 27,000,000 non-voting shares in CanWest for total cash proceeds of approximately $271.3 million. The sale resulted in a realized pre-tax loss of $157.5 million which is included in unusual items (note 16).

5.       CAPITAL ASSETS

                                                         2002           2001
-------------------------------------------------------------------------------
COST
  Land                                                $   52,050     $   54,878
  Buildings and leasehold interests                      340,886        326,449
  Machinery and equipment                                848,576        803,345
-------------------------------------------------------------------------------
                                                       1,241,512      1,184,672
-------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION AND AMORTIZATION
  Buildings and leasehold interests                       66,373         58,680
  Machinery and equipment                                514,638        459,491
-------------------------------------------------------------------------------
                                                         581,011        518,171
-------------------------------------------------------------------------------
NET BOOK VALUE                                        $  660,501     $  666,501
===============================================================================

OWNED ASSETS
  Cost                                                $  887,484     $  898,007
  Accumulated depreciation and amortization              352,956        330,240
-------------------------------------------------------------------------------
NET BOOK VALUE                                        $  534,528     $  567,767
===============================================================================

LEASED ASSETS
  Cost                                                $  354,028     $  286,665
  Accumulated depreciation and amortization              228,055        187,931
-------------------------------------------------------------------------------
NET BOOK VALUE                                        $  125,973     $   98,734
===============================================================================

In 2002, depreciation and amortization of capital assets totalled $74,352,000 (2001 - $78,450,000). Hollinger International capitalized interest in 2001 amounting to $129,000 related to the construction and equipping of production facilities for its newspapers in Chicago.

              Hollinger Inc.    2002    Annual Report    Page 37

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

6.       GOODWILL AND OTHER INTANGIBLE ASSETS

As described in note 1 to the consolidated financial statements, the Company adopted Section 3062 and certain transitional provisions of Section 1581 effective January 1, 2002.

The changes in the carrying amount of goodwill by reportable segment for the year ended December 31, 2002 are as follows:

                                                                                     U.K.       Canadian
                                                     Chicago       Community      Newspaper     Newspaper   Consolidated
                                                      Group          Group          Group         Group         total
------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2002                       $ 234,320      $  31,975      $ 569,013     $  70,333     $ 905,641
Transitional impairment loss -
  Jerusalem Post (note 1)                                  --        (31,975)            --            --       (31,975)
-----------------------------------------------------------------------------------------------------------------------
Revised balance as at January 1, 2002                 234,320             --        569,013        70,333       873,666
Adjustment of excess acquisition reserves             (19,477)            --             --            --       (19,477)
Repurchase of shares of Hollinger International
  Class A common stock by
  Hollinger International (note 23b))                   3,344             --          8,240            --        11,584
Foreign exchange and other                             (1,534)            --         48,809           279        47,554
-----------------------------------------------------------------------------------------------------------------------
BALANCE AS AT DECEMBER 31, 2002                     $ 216,653      $      --      $ 626,062     $  70,612     $ 913,327
=======================================================================================================================

Upon adoption of Section 3062, intangible assets totalling $978,569,000, which were previously ascribed to circulation, net of $247,252,000 of deferred taxes, were reclassified to goodwill. Intangible assets with a total net book value at January 1, 2002 of $198,975,000 previously ascribed to circulation, consisting of non-competition agreements of $12,195,000 net of accumulated amortization of $8,360,000 and subscriber and advertiser relationships of $186,780,000 net of accumulated amortization of $35,261,000, were recognized as identifiable intangible assets apart from goodwill upon adoption of Section 3062.

The Company's amortizable other intangible assets consist of non-competition agreements with former owners of acquired newspapers which are amortized using the straight-line method over the term of the respective non-competition agreements which range from three to five years and subscribers and advertiser relationships which are amortized using the straight-line method over 30 years. The components of other amortizable intangible assets at December 31, 2002 are as follows:

                                                          Gross carrying    Accumulated    Net book
                                                              amount        amortization    value
---------------------------------------------------------------------------------------------------
Amortizable other intangible assets:
  Non-competition agreements                                $   22,120       $   15,049    $  7,071
  Subscriber and advertiser relationships                      220,485           42,413     178,072
---------------------------------------------------------------------------------------------------
                                                            $  242,605       $   57,462    $185,143
===================================================================================================

Amortization of non-competition agreements for the year ended December 31, 2002 was $6,689,000. Amortization of advertiser and subscriber relationships for the year ended December 31, 2002 was $7,152,000. Future amortization of amortizable intangible assets is as follows: 2003 - $13,895,000, 2004 - $7,483,000, 2005 -
$7,235,000, 2006 - $7,195,300, and 2007 - $7,195,000.

Amortization of goodwill and other intangible assets in total for the year ended December 31, 2001 was $66,266,000.

7.       DEFERRED FINANCING COSTS AND OTHER ASSETS

                                                                                      2002               2001
---------------------------------------------------------------------------------------------------------------
Deferred pension asset (note 21)                                                    $ 123,230          $ 83,459
Deferred finance costs, net of amortization of $38,494,000 (2001 - $36,512,000)        52,759            52,484
Deferred foreign exchange loss on exchangeable shares                                   1,234             1,446
Other assets                                                                           16,314            17,154
---------------------------------------------------------------------------------------------------------------
                                                                                    $ 193,537          $154,543
===============================================================================================================

In 2002, amortization of deferred finance costs, included in other interest expense, totalled $11,347,000 (2001 - $18,648,000).

              Hollinger Inc.    2002    Annual Report    Page 38

8.       BANK INDEBTEDNESS

At December 31, 2002, the Company has a bank operating line which provides for up to $10.0 million of borrowings and a revolving bank credit facility which provides for up to $80.8 million of borrowings. The Company's revolving bank credit facility is secured by shares of Hollinger International Class A and Class B common stock owned by the Company and bears interest at the prime rate plus 2.5% or the banker's acceptance ("BA") rate plus 3.5%. Under the terms of the revolving bank credit facility, the Company and its subsidiaries are subject to restrictions on the incurrence of additional debt.

The revolving bank credit facility was amended and restated on August 30, 2002 and was to mature on December 2, 2002. A mandatory repayment of the revolving bank credit facility in the amount of $50.0 million was required by December 2, 2002 and if such payment was made, the lenders could have consented to an extension of the maturity date to December 2, 2003 in respect of the principal outstanding. On December 2, 2002, the lenders extended the $50.0 million principal repayment date to December 9, 2002. This repayment was not made and on December 9, 2002, the bank credit facility was amended to require a principal payment of $44.0 million on February 28, 2003 with the balance maturing on December 2, 2003. As a result of the impending closing of the Company's Senior Secured Notes issue, the lenders further extended the due date for the repayment of the $44.0 million to March 14, 2003. On March 10, 2003, the revolving bank credit facility in the amount of $80.8 million and the bank operating line of $10.0 million were repaid with part of the proceeds of the Company's issue of Senior Secured Notes (note 25a)).

On October 3, 2002, Hollinger International entered into a term lending facility and borrowed US$50.0 million ($79.6 million). As a result of Hollinger International's borrowing under this term facility, the Company was in default of a covenant under its revolving bank credit facility which, while in default, resulted in the Company's borrowings being due on demand. The banks waived the default and on December 23, 2002, Hollinger International repaid the full amount borrowed under its term lending facility (note 9d)).

During 2001, the Company reduced its bank indebtedness by $142,000,000 with proceeds from the sale, to Hollinger International for cancellation, of 7,052,464 million of its shares of Class A common stock (note 3e)). In December 2001, the Company sold 2,000,000 shares of Hollinger International Class A common stock to third parties for total cash proceeds of $31,400,000 (note 3e)) and reduced bank indebtedness by the same amount. During January 2002, the Company sold a further 2,000,000 shares of Class A common stock of Hollinger International and reduced bank indebtedness by an additional $38,500,000 (note
3a)).

9.       LONG-TERM DEBT

                                                                       2002           2001
---------------------------------------------------------------------------------------------
Hollinger International
   Senior Notes due 2010 (US$300,000,000)                           $  474,000     $       --
   Senior Credit Facility (US$265,000,000)                             418,698             --
   Senior Notes due 2005 (US$5,082,000) (2001 - US$260,000,000)          8,030        414,050
   Senior Subordinated Notes due 2006 (US$239,900,000)
      (2001 - US$250,000,000)                                          379,051        398,125
   Senior Subordinated Notes due 2007 (US$265,000,000)
      (2001 - US$290,000,000)                                          418,700        461,825
   Other                                                                 5,103         16,933
Other                                                                   20,152         15,346
Obligations under capital leases
   Printing joint ventures                                              60,096         37,914
   Other                                                                 5,491          7,433
---------------------------------------------------------------------------------------------
                                                                     1,789,321      1,351,626
Less:
   Current portion included in current liabilities                      16,800         10,020
   Senior Subordinated Notes (note 9a))                                797,751             --
---------------------------------------------------------------------------------------------
                                                                    $  974,770     $1,341,606
=============================================================================================

a) On December 23, 2002, Publishing issued US$300,000,000 of 9% Senior Notes due 2010 guaranteed by Hollinger International. Net proceeds of the issue of US$291,700,000 plus cash on hand and borrowings under Publishing's Senior Credit Facility (note 9b)) were used in December 2002 to retire Hollinger International's equity forward share purchase contracts (Total Return Equity Swaps (note 23b)) and to repay amounts borrowed under its term facility maturing December 31, 2003 (note 9d)) and in January 2003 to retire, in their entirety, Publishing's outstanding Senior Subordinated Notes due 2006 and 2007 with the balance available for general corporate purposes.

The Senior Notes bear interest at 9% payable semi-annually and mature on December 15, 2010. The Senior Notes are redeemable at the option of Publishing anytime after December 15, 2006 at 104.5% of the principal amount, after December 15, 2007 at 102.25% of the principal amount and after December 15,2008 at 100% of the principal amount.

              Hollinger Inc.    2002    Annual Report    Page 39

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

On December 23, 2002, Publishing gave notice of redemption to both the holders of the Senior Subordinated Notes due 2006 with a principal remaining outstanding of US$239.9 million and to the holders of the Senior Subordinated Notes due 2007 with a principal remaining outstanding of US$265.0 million. Such notes were retired in January 2003 with a payment of $859.1 million (US$543.8 million), including early redemption premiums and accrued interest. At December 31, 2002, the notes remained outstanding and have been disclosed as a current liability. The proceeds from the December 2002 issue of Publishing's Senior Notes and borrowings under the Senior Credit Facility used to fund the redemption were held in escrow at December 31, 2002 and have been disclosed as escrow deposits in current assets.

Unamortized deferred financing costs in the amount of $28.0 million and the $31.1 million premium related to the retirement of the Senior Subordinated Notes will be charged to earnings in 2003 on extinguishment of the notes.

The Indentures relating to the 9% Senior Notes contain financial covenants and negative covenants that limit Publishing's ability to, among other things, incur indebtedness, pay dividends or make other distributions on its capital stock, enter into transactions with related companies, and sell assets, including stock of a restricted subsidiary. The Indentures provide that upon a change of control (as defined in the Indentures), each noteholder has the right to require Publishing to purchase all or any portion of such noteholder's notes at a cash purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest. The Senior Credit Facility (note 9b)) restricts Publishing's ability to repurchase these notes even when Publishing may be required to do so under the terms of the Indenture relating to the 9% Senior Notes in connection with a change of control.

On January 22, 2003 and February 6, 2003, Publishing entered into interest rate swaps to convert US$150.0 million and US$100.0 million, respectively, of the 9% Senior Notes issued in December 2002 to floating rates for the period to December 15, 2010, subject to early termination notice.

The Trust Indenture in respect of the 9% Senior Notes contains customary covenants and events of default, which are comparable to those under the Senior Credit Facility.

b) On December 23, 2002, Publishing and certain of its subsidiaries entered into a senior credit facility with an aggregate commitment of US$310,000,000 (the "Senior Credit Facility").

The Senior Credit Facility consists of (i) US$45,000,000 revolving credit facility which matures on September 30, 2008 (the "Revolving Credit Facility"),
(ii) a US$45,000,000 Term Loan A which matures on September 30, 2008 ("Term Loan A") and (iii) a US$220,000,000 Term Loan B which matures on September 30, 2009 ("Term Loan B"). Publishing and Telegraph are the borrowers under the Revolving Credit Facility and First DT Holdings Ltd. ("FDTH," a wholly owned indirect U.K. subsidiary) is the borrower under Term Loan A and Term Loan B. The Revolving Credit Facility and Term Loans bear interest at either the Base Rate (U.S.) or US$ LIBOR, plus an applicable margin. Interest is payable quarterly.

At December 31, 2002, FDTH had a total US$265,000,000 of borrowings outstanding under Term Loan A and Term Loan B.

On December 27, 2002, a United Kingdom subsidiary of the Company entered into two cross-currency rate swap transactions to hedge principal and interest payments on U.S. dollar borrowings under the December 23, 2002 Senior Credit Facility. The contracts have a total foreign currency obligation notional value of US$265.0 million, fixed at a rate of US$1.5922 to (pound)1, convert the interest rate on such borrowing from floating to fixed, and expire as to US$45.0 million on December 29, 2008 and as to US$220.0 million on December 29, 2009.

Publishing's borrowings under the Senior Credit Facility are guaranteed by Publishing's material U.S. subsidiaries, while FDTH's and Telegraph's borrowings under the Senior Credit Facility are guaranteed by Publishing and its material U.S. and U.K. subsidiaries. Hollinger International is also a guarantor of the Senior Credit Facility. Publishing's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. subsidiaries, a pledge of all of the capital stock of Publishing and its material U.S. subsidiaries and a pledge of 65% of the capital stock of certain foreign subsidiaries. FDTH's and Telegraph's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries and a pledge of all of the capital stock of Publishing and its material U.S. and U.K. subsidiaries. Hollinger International's assets in Canada have not been pledged as security under the Senior Credit Facility.

The Senior Credit Facility agreement requires Publishing to comply with certain covenants which include, without limitation and subject to certain exceptions, restrictions on additional indebtedness; liens, certain types of payments (including without limitation, capital stock dividends and redemptions, payments on existing indebtedness and intercompany indebtedness), and on incurring or guaranteeing debt of an affiliate, making certain investments and paying management fees; mergers, consolidations, sales and acquisitions; transactions with affiliates; conduct of business except as permitted; sale and leaseback transactions; changing fiscal year; changes to holding company status; creating or allowing restrictions on taking action under the Senior Credit Facility loan documentation; and entering into operating leases, subject to certain basket calculations and exceptions. The Senior Credit Facility loan agreement also contains customary events of default.

As of December 31, 2002, Hollinger International's aggregate annual rental payments under operating leases exceeded the amounts permitted under the covenants to the Senior Credit Facility. Hollinger International has been advised by the Administrative Agent of the Senior Credit Facility that the lenders have agreed to amend the Senior Credit Facility effective March 28, 2003, to increase the amount permitted under the operating lease covenant and have agreed to a waiver of any default or event of default in connection therewith. Based on the amended covenant, Hollinger International would have been in compliance as of December 31, 2002.

              Hollinger Inc.    2002    Annual Report    Page 40

c) On February 14, 2002, Publishing commenced a cash tender offer for any and all of its outstanding 8.625% Senior Notes due 2005. The tender offer was made upon the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated February 14, 2002. Under the terms of the offer, Hollinger International offered to purchase the outstanding notes at a price to be determined three business days prior to the expiration date of the tender offer by reference to a fixed spread of 87.5 basis points over the yield to maturity of the 7.50% U.S. Treasury Notes due February 15, 2005, plus accrued and unpaid interest up to, but not including the day of payment for the notes. The purchase price totalled US$1,101.34 for each US$1,000 principal amount of notes. Included in the purchase price was a consent payment equal to US$40 per US$1,000 principal amount of the notes, payable to those holders who validly consented to the proposed amendments to the Indenture governing the notes. In connection with the tender offer, Publishing solicited consents from the holders of the notes to amend the Indenture governing the notes by eliminating most of the restrictive provisions. On March 15, 2002, $397.2 million (US$248.9 million) in the aggregate principal amount had been validly tendered pursuant to the offer and on March 18, 2002, these noteholders were paid out in full. In addition, during the year, Publishing purchased for retirement an additional $9.6 million (US$6.0 million) in aggregate principal amount of the 8.625% Senior Notes due 2005.

During 2002, Publishing purchased for retirement $16.1 million (US$10.1 million) in aggregate principal amount of the 9.25% Senior Subordinated Notes due 2006 and $39.9 million (US$25.0 million) in the aggregate principal amount of its 9.25% Senior Subordinated Notes due 2007.

The total principal amount of the above Publishing Senior Notes and Senior Subordinated Notes retired during 2002 was $462.8 million (US$290.0 million). The premiums paid to retire the debt totalled $43.0 million which, together with a write-off of $13.3 million of related deferred financing costs, have been presented as an unusual item (note 16).

d) In October 2002, Hollinger International borrowed on an unsecured basis $79,600,000 (US$50,000,000) at 10.5% under a term facility maturing December 31, 2003. Proceeds from Publishing's aforementioned Senior Credit Facility and the issue of 9% Senior Notes were used, in part, to repay these borrowings in December 2002.

e) Amounts borrowed under a former short-term credit facility of $191,100,000 (US$120,000,000) entered into by Hollinger International in 2001 were repaid during that year.

f) At December 31, 2001, no amounts were owing under Publishing's Restated Credit Facility. The Restated Credit Facility was secured by the collateralization of US$5,000,000 of Hollinger International's positive cash balance (note 2). During 2002, the Restated Credit Facility was terminated.

g) Principal amounts payable on long-term debt, excluding obligations under capital leases, for each of the five years subsequent to December 31, 2002 are as follows:

-------------------------------------------------------------------------------------------------
2003 (including the extinguishment of Senior Subordinated Notes)                       $  802,637
2004                                                                                   $   20,268
2005                                                                                   $   27,776
2006                                                                                   $   22,109
2007                                                                                   $   23,103
Subsequent                                                                             $  827,842
-------------------------------------------------------------------------------------------------

h) Minimum lease commitments, together with the present value of obligations under capital leases, are as follows:

2003                                                                                   $   15,044
2004                                                                                       12,245
2005                                                                                        9,454
2006                                                                                        9,084
2007                                                                                        6,379
Subsequent                                                                                 28,913
-------------------------------------------------------------------------------------------------
Total future minimum lease payments                                                        81,119
Less imputed interest and executory costs                                                 (15,532)
-------------------------------------------------------------------------------------------------
Present value of minimum lease payments
  discounted at an average rate of 6.9%                                                    65,587
Less current portion included in current liabilities                                      (11,914)
-------------------------------------------------------------------------------------------------
                                                                                       $   53,673
=================================================================================================

              Hollinger Inc.    2002    Annual Report    Page 41

                                   HOLLINGER INC.
                  Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

10.       RETRACTABLE PREFERENCE SHARES

                                                                         2002           2001
-----------------------------------------------------------------------------------------------
4,580,979 Series II preference shares (2001 - 5,366,979)               $  33,827     $   46,000
10,147,225 Series III preference shares (2001 - 10,147,225)              101,472        101,472
-----------------------------------------------------------------------------------------------
                                                                       $ 135,299     $  147,472
===============================================================================================

                                        Series II     Series III       Total
------------------------------------------------------------------------------
Balance, January 1, 2001                $  88,481     $  101,472     $ 189,953
Redeemed/retracted                        (27,135)            --       (27,135)
Unrealized gain                           (15,346)            --       (15,346)
------------------------------------------------------------------------------
Balance, December 31, 2001                 46,000        101,472       147,472
Redeemed/retracted                         (7,860)            --        (7,860)
Unrealized gain                            (4,313)            --        (4,313)
------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002              $  33,827     $  101,472     $ 135,299
==============================================================================

a) The Series II preference shares are exchangeable non-voting preference shares issued at $10.00 per share. On May 12, 1999, the Series II preference shares became redeemable at the holder's option for 0.46 of a share of Class A common stock of Hollinger International for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. Each Series II preference share entitles the holder to a dividend equal to the amount of any dividend on
0.46 of a share of Class A common stock of Hollinger International (less any U.S. withholding tax thereon payable by the Company or any subsidiary). In 2002, these retractable preference shares are included in current liabilities since they are retractable at any time at the option of the holder.

During 2002, 750,000 Series II preference shares were retracted in exchange for 345,000 shares of Hollinger International Class A common stock which, together with the Hollinger International share sale described in note 3a), resulted in a gain on effective sale of Hollinger International shares of $20,103,000 (note
16). In addition, 36,000 Series II preference shares were retracted for the cash equivalent value of 0.46 of a share of Class A common stock of Hollinger International at the time of retraction, which totalled $277,000.

During 2001, 2,685,465 Series II preference shares were retracted in exchange for 1,235,312 shares of Hollinger International Class A common stock which, together with the retraction of retractable common shares in exchange for Hollinger International common shares (note 12d)) and Hollinger International share redemptions and sales described in note 3e), resulted in a gain on effective sale of Hollinger International shares of $59,449,000 (note 16). In addition, 28,038 Series II preference shares were retracted for the cash equivalent value of 0.46 of a share of Class A common stock of Hollinger International at the time of retraction, which totalled $317,000.

The Series II preference shares represent a financial liability and are recorded in the accounts at their fair value, being the market value of the shares of Class A common stock of Hollinger International for which they are exchangeable. At December 31, 2002, the market value of the shares of Class A common stock of Hollinger International into which the 4,580,979 Series II preference shares were exchangeable was $33,827,000 or $11,983,000 less than the issue price. At December 31,2001, the market value of the shares of Class A common stock of Hollinger International into which the 5,366,979 Series II preference shares were exchangeable was $46,000,000 or $7,670,000 less than issue price.

As at December 31,2002, the cumulative deferred unrealized gains of $11,983,000 have been deferred as the Series II preference shares are hedged by the Company's investment in shares of Hollinger International Class A common stock, which it intends to deliver in future Series II preference share retractions, if any. Delivery of shares of Hollinger International Class A common stock on such retractions would result in a dilution gain to the Company which would be included in unusual items.

b) The Series III preference shares provide for a mandatory redemption on the fifth anniversary of issue being April 30, 2004 for $10.00 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.70 per share per annum (or 7%) during the five-year term. The Company has the right at its option to redeem all or any part of the Series III preference shares at any time after April 30,2002, for $10.00 cash per share (plus unpaid dividends). Holders have the right at any time to retract Series III preference shares for a retraction price payable in cash which, until April 30,2003, fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the Series III preference shares, and during the year ending April 30,2004, the retraction price will be $9.50 per share (plus unpaid dividends in each case).

              Hollinger Inc.    2002    Annual Report    Page 42

11.      OTHER LIABILITIES AND DEFERRED CREDITS

                                                                                    2002          2001
---------------------------------------------------------------------------------------------------------
Deferred gains                                                                    $   2,536     $   3,189
Pension obligations (note 21)                                                        12,863         8,182
Accrued post-retirement cost (note 21)                                               60,506        62,092
Other benefit obligations                                                            18,824        35,607
Liability for amounts due to Participation Trust (notes 4a) and 23d))                21,444           691
Liability for cross-currency swap (note 23d))                                        14,475            --
---------------------------------------------------------------------------------------------------------
                                                                                  $ 130,648     $ 109,761
=========================================================================================================

Deferred gains represent a lease inducement, which is being recognized in income over the term of the lease, and a portion of the gain arising on the Telegraph's transfer of certain equipment to the Trafford Park joint venture, which is being recognized in income as the assets are depreciated and/or sold by the joint venture.

12.      CAPITAL STOCK

                                                                                     2002           2001
-----------------------------------------------------------------------------------------------------------
AUTHORIZED
Unlimited number of retractable common shares and an unlimited number of preference shares Issued and fully paid
PREFERENCE SHARES
 4,580,979 Series II (2001 - 5,366,979) (note 10)                                  $      --      $      --
 10,147,225 Series III (2001 - 10,147,225) (note 10)                                      --             --
RETRACTABLE COMMON SHARES
32,352,047 (2001 - 32,068,937)                                                       273,759        271,774
-----------------------------------------------------------------------------------------------------------
                                                                                   $ 273,759      $ 271,774
===========================================================================================================

a) The retractable common shares have terms equivalent to common shares, except that they are retractable at any time by the holder for their retraction price, which is fixed from time to time, in exchange for the Company's shares of Hollinger International Class A common stock of equivalent value or, at the Company's option, cash. The retraction price determined each quarter (or, in certain specific cases more frequently) is between 90% and 100% of the Company's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Company on its liquidation, dissolution or winding-up in respect of any outstanding preference shares other than the retractable shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale by Hollinger International of all or substantially all of its assets, which, in the opinion of the Board, would not be refundable at such date, divided by the number of retractable common shares outstanding on such date.

b) During 2002, 141,000 and 1,148 retractable common shares were retracted for cash of $7.50 per share and $5.50 per share, respectively. The total retractions in 2002 of 142,148 retractable common shares resulted in a gain on retraction of $141,000, which has been included in the consolidated statements of deficit.

c) In December 2002, the Company paid a stock dividend of 10 cents per retractable common share, resulting in 425,258 retractable common shares being issued for $3,189,000 with a corresponding amount booked to dividends paid.

d) During 2001, 20,015 retractable common shares were retracted for cash amounts ranging between $8.00 and $14.50 per share for total cash consideration of $273,000. In addition, a further 1,809,500 and 2,476,035 retractable common shares were retracted for $14.50 and $13.00 per share, respectively, and were settled with the delivery of an aggregate of 2,570,002 shares of Hollinger International Class A common stock. This, together with the retraction of Series II preference shares for Hollinger International Class A common stock (note
10a)) and the Hollinger International share redemptions and sales described in note 3e), resulted in a gain on effective sale of the Hollinger International shares of $59,449,000 (note 16). The total retractions in 2001 of 4,305,550 retractable common shares resulted in a premium on retraction of $22,211,000, which has been charged to deficit.

e) The Company and certain of its subsidiaries have stock option plans for their employees.

i) Details of the Hollinger Inc. stock option plan are as follows:

The Company has one Executive Share Option Plan ("Plan"), under which the Company may grant options to certain key executives of the Company, its subsidiary or affiliated companies or its parent company, for up to 5,560,000 retractable common shares.

These options give the holder the right to purchase, subject to the executives' entitlement to exercise, one retractable common share of the Company for each option held. The options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following granting, on a cumulative basis. Options expire six years after the date of grant. Unexercised options expire one month following the date of termination of the executives' employment, except in the case of retirement at normal retirement age, death or certain offers made to all or substantially all of the holders of retractable common shares of the Company, in which events, all unexercised options become exercisable in full.

              Hollinger Inc.    2002    Annual Report    Page 43

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

Stock option activity with respect to the Company's stock options is as follows

                                                                 Number of shares     Exercise price
----------------------------------------------------------------------------------------------------
Options outstanding as at December 31, 2000 and 2001                 928,000             $ 13.72
Options expired                                                      (15,000)              13.72
------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING AS AT DECEMBER 31, 2002                          913,000             $ 13.72
================================================================================================
Options exercisable at December 31, 2001                             696,000             $ 13.72
================================================================================================
OPTIONS EXERCISABLE AT DECEMBER 31, 2002                             913,000             $ 13.72
================================================================================================

Options outstanding at December 31, 2002 have a remaining contractual life of two years.

ii) Details of Hollinger International's stock option plan are as follows:

Hollinger International's Incentive Plan is administered by its independent committee ("Committee") of its Board of Directors. The Committee has the authority to determine the employees to whom awards will be made, the amount and type of awards, and the other terms and conditions of the awards. In 1999, the Company adopted the 1999 Stock Incentive Plan ("1999 Stock Plan") which superseded its previous two plans.

The 1999 Stock Plan authorizes the grant of incentive stock options and nonqualified stock options. The exercise price for stock options must be at least equal to 100% of the fair market value of the shares of Hollinger International Class A common stock on the date of grant of such option.

Under Section 3870, stock options granted to employees of Ravelston, the parent company of the Company, must be measured at fair value and recorded as a dividend-in-kind by Hollinger International. On February 5, 2002, Hollinger International granted 1,309,000 stock options to employees of Ravelston with an exercise price of US$11.13 per share. The aggregate fair value of these options was $9,594,000 (US$6,111,000) and this has been recorded by Hollinger International as an in-kind dividend (with no impact on the accounts of the Company) during the year. On April 2, 2002, Hollinger International granted 1,402,500 stock options to employees of Ravelston with an exercise price of US$14.37 per share. The aggregate fair value of these options was $12,090,000 (US$7,800,000) and was recorded by Hollinger International as an in-kind dividend in 2002.

For all other series of stock options, no compensation cost has been recognized by Hollinger International.

Stock option activity with respect to Hollinger International's stock options is as follows:

                                                                          Weighted average
                                                    Number of shares       exercise price
------------------------------------------------------------------------------------------
Options outstanding at December 31, 2000               6,701,313              $  11.38
Options granted                                        2,418,000                 14.40
Options exercised                                       (624,162)                11.01
Options cancelled                                        (82,750)                12.33
--------------------------------------------------------------------------------------
Options outstanding at December 31, 2001               8,412,401                 12.26
Options granted                                        2,227,000                 11.14
Options exercised                                        (75,375)                10.81
Options cancelled                                       (168,688)                12.64
--------------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT DECEMBER 31, 2002              10,395,338              $  12.03
======================================================================================
Options exercisable at December 31, 2001               3,032,682              $  11.48
======================================================================================
OPTIONS EXERCISABLE AT DECEMBER 31, 2002               4,739,994              $  11.85
======================================================================================

iii) Had the Company determined compensation expense based on the "fair value" method at the grant date for stock options granted to employees, consistent with the method prescribed under Section 3870, the Company's net loss for the year and loss per share would have been reported as the pro forma amounts indicated below. This compensation expense takes into account all options granted by the Company and Hollinger International, including those granted prior to January 1, 2002. The fair value of the options is amortized over the vesting period.

              Hollinger Inc.    2002    Annual Report    Page 44

                                                                       2002            2001
-----------------------------------------------------------------------------------------------
Net loss, as reported                                               $  (88,640)     $  (131,898)
Stock-based compensation expense - Hollinger Inc.                          (72)            (239)
Stock-based compensation expense - Hollinger International Inc.         (3,985)          (4,711)
-----------------------------------------------------------------------------------------------
Pro forma net loss                                                  $  (92,697)     $  (136,848)
===============================================================================================

Net loss per share:
 As reported                                                        $    (2.76)     $     (3.91)
 Effect of stock-based compensation expense                              (0.13)           (0.15)
===============================================================================================

Pro forma basic net loss per share                                  $    (2.89)     $     (4.06)
===============================================================================================
Diluted net loss per share, as reported                             $    (2.79)     $     (4.17)
Pro forma diluted net loss per share                                $    (2.92)     $     (4.32)
===============================================================================================

The fair value of each Hollinger International stock option granted during 2002 and 2001 was estimated on the date of grant for pro forma disclosure purposes using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2002 and 2001, respectively: dividend yield of 3.6% and 4.6%, expected volatility of 68.3% and 55.2%, risk-free interest rates of 4.5% and 5.0% and expected lives of 10 years. Weighted average fair value of options granted by Hollinger International during 2002 and 2001 was $8.87 (US$5.65) and $8.79 (US$5.67), respectively.

13.      EQUITY ADJUSTMENT FROM FOREIGN CURRENCY TRANSLATION

As described in note 1 under "Foreign currency translation," this amount results principally from the accounting treatment for self-sustaining foreign subsidiaries. The change in the amount from December 31, 2001 to December 31, 2002 primarily reflects the weakening of the Canadian dollar against the British pound partly offset by the strengthening of the Canadian dollar against the U.S. dollar and the recognition in unusual items (note 16) of a realized foreign exchange gain arising on the reduction of net investments in foreign subsidiaries. The amount at December 31,2002 is unrealized and bears no relationship to the underlying value of the Company's investment in foreign subsidiaries.

14.      COMMITMENTS

a) Future minimum lease payments subsequent to December 31,2002 under operating leases are as follows:

2003                        $  27,095
2004                        $  23,976
2005                        $  21,614
2006                        $  18,229
2007                        $  16,896
2008 and subsequent         $ 149,441

b) In connection with certain of its cost and equity investments (note 4), Hollinger International and its subsidiaries are committed to fund approximately $1.9 million to those investees in 2003.

15.      CONTINGENCIES

a) The Telegraph has guaranteed to third parties, the joint venture partners' share of operating lease obligations of both the West Ferry and Trafford Park joint ventures, which amounted to $948,000 (L372,000) at December 31,2002. These obligations are also guaranteed jointly and severally by each joint venture partner.

b) In connection with the Company's insurance program, letters of credit are required to support certain projected workers' compensation obligations. At December 31,2002, letters of credit in the amount of $4,384,500 were outstanding.

c) A number of libel and legal actions against the Company and its subsidiaries are outstanding. The Company believes there are valid defences to these proceedings or sufficient insurance to protect it from material loss.

d) In special circumstances, the Company's newspaper operations may engage freelance reporters to cover stories in locales that carry a high risk of personal injury or death. Subsequent to December 31,2002, the Telegraph has engaged a number of journalists and photographers to report from the Middle East. As a term of their engagement, the Telegraph has agreed to provide a death benefit which, in the aggregate for all freelancers engaged, amounts to $13,100,000 (L5,153,000). This exposure is uninsured. Precautions have been taken to avoid a concentration of the journalists and photographers in any one location.

          Hollinger Inc.      2002      Annual Report      Page 45

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

16. UNUSUAL ITEMS

                                                                                         2002          2001
--------------------------------------------------------------------------------------------------------------
Loss on sale of investments                                                            $      --    $(240,060)
Gain on sales of interest in Hollinger International (notes 3a), 3e), 10a) and 12d))      20,103       59,449
Net loss on sales of Publishing interests                                                     --      (22,963)
Loss on retirement of Senior Notes (note 9c))                                            (56,287)          --
New Chicago plant pre-operating costs                                                       (661)      (7,237)
Write-off of investments                                                                 (63,609)     (79,943)
Decrease in pension valuation allowance (note 21)                                         34,402       58,704
Realized loss on Total Return Equity Swap (note 23b))                                    (43,313)     (29,646)
Pension and post-retirement plan liability adjustment                                         --      (16,823)
Net foreign exchange gain on reduction of net investment in foreign subsidiaries          44,548           --
Other income (expense), net                                                                2,187      (16,915)
--------------------------------------------------------------------------------------------------------------
                                                                                       $ (62,630)   $(295,434)
=============================================================================================================

The income tax recovery related to unusual items amounted to $8,043,000 (2001 - $76,849,000) and the minority interest recovery in unusual items after income taxes amounted to $48,570,000 (2001 - $144,634,000), resulting in net loss from unusual items after income taxes and minority interest of $6,017,000 (2001 - $73,951,000).

17.      INCOME TAXES
Income tax expense (recovery) attributable to income from continuing operations consists of:

                  2002             2001
------------------------------------------
Current        $  (2,615)        $  56,304
Future           126,640          (145,781)
------------------------------------------
               $ 124,025         $ (89,477)
==========================================

The income tax expense (recovery) in the consolidated statements of earnings varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before income taxes and minority interest as shown in the following table:

                                                                     2002               2001
----------------------------------------------------------------------------------------------
Loss before income taxes and minority interest                    $ (89,511)         $(454,883)
==============================================================================================
Basic income tax rate                                                 41.00%             41.75%
==============================================================================================
Computed income tax recovery                                      $ (36,700)         $(189,914)
Decrease (increase) in income tax recovery resulting from:
  Different tax rate on earnings of subsidiaries                     17,834             22,075
  Tax gain in excess of book gain                                       949             24,293
  Large Corporations Tax                                              1,079                940
  Loss on Total Return Equity Swap                                   17,758             12,377
  Change in valuation allowance                                      74,043             42,841
  Minority interest in earnings of Hollinger L.P.                    (1,214)            (2,001)
  Permanent differences                                              50,276                (88)
----------------------------------------------------------------------------------------------
Income tax expense (recovery)                                     $ 124,025          $ (89,477)
==============================================================================================
Effective tax rate                                                   138.56%             19.67%
==============================================================================================

  Hollinger Inc.         2002        Annual Report           Page 46

The Company's Canadian subsidiaries have operating losses carried forward for tax purposes of approximately $76,892,000, the tax benefit of which has not been reflected in the accounts. These losses expire as follows:

2004        $     5
2005            586
2006          7,452
2007          3,365
2008         40,112
2009         25,372
-------------------
            $76,892
===================

The Company has recorded a valuation allowance of $74,043,000 in the current year related to net operating loss carryforwards and other deferred tax assets in the Canadian group. The valuation allowance in the prior year related entirely to net operating losses of N.P. Holdings Company, a subsidiary of the Company. As described in note 22c), this subsidiary was sold to an affiliate during the year. The tax losses were sold at their carrying value.

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

                                                                                         2002              2001
------------------------------------------------------------------------------------------------------------------
Future tax assets:
  Net operating loss carryforwards                                                     $  37,283         $ 127,753
  Compensation and accrued pension                                                         6,952             7,459
  Investments                                                                             51,676            20,717
  Post-retirement benefit obligations                                                     28,050            28,044
  Other                                                                                   30,933            86,046
------------------------------------------------------------------------------------------------------------------
Gross future tax assets                                                                  154,894           270,019
Less valuation allowance                                                                 (74,043)          (28,539)
------------------------------------------------------------------------------------------------------------------
Net future tax assets                                                                     80,851           241,480
------------------------------------------------------------------------------------------------------------------
Future tax liabilities:
  Property, plant and equipment, principally due to differences in depreciation          107,671            94,037
  Intangible assets, principally due to differences in basis and amortization            189,365           469,564
  Pension assets                                                                          47,266             7,746
  Long-term advances under joint venture printing contract                                20,290            20,801
  Deferred gain on exchange of assets                                                     40,342            56,009
  Other                                                                                   51,396            80,260
------------------------------------------------------------------------------------------------------------------
Gross future tax liabilities                                                             456,330           728,417
------------------------------------------------------------------------------------------------------------------
Future income tax liabilities                                                          $(375,479)        $(486,937)
==================================================================================================================

  Hollinger Inc.         2002        Annual Report           Page 47

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

18. LOSS AND CASH FLOWS PER RETRACTABLE COMMON SHARE

The following tables reconcile the numerator and denominator for the calculation of basic and diluted loss per share for the years ended December 31, 2002 and 2001:

                                                  Income           Shares        Per share
YEAR ENDED DECEMBER 31, 2002                   (numerator)      (denominator       amount
------------------------------------------------------------------------------------------
BASIC EPS                                           (in thousands, except per share data)
Net loss available to common shareholders        $(88,640)          32,064        $  (2.76)
Effect of dilutive securities
  Stock options of subsidiary                        (885)              --
------------------------------------------------------------------------------------------
DILUTED EPS
Net loss available to common shareholders        $(89,525)          32,064        $  (2.79)
==========================================================================================

                                                  Income             Shares         Per share
Year Ended December 31, 2001                    (numerator)      (denominator)       amount
---------------------------------------------------------------------------------------------
BASIC EPS                                           (in thousands, except per share data)
Net loss available to common shareholders        $(131,898)           33,740        $  (3.91)
Effect of dilutive securities
  Stock options of subsidiary                       (8,651)               --
--------------------------------------------------------------------------------------------
DILUTED EPS
Net loss available to common shareholders        $(140,549)           33,740        $  (4.17)
============================================================================================

                                                                                Years ended December 31
                                                                                   2002         2001
------------------------------------------------------------------------------------------------------
Cash flows provided by (used for) operations per retractable common share
Basic                                                                            $   1.86     $  (3.56)
Diluted                                                                          $   1.83     $  (3.82)
------------------------------------------------------------------------------------------------------

For 2002 and 2001, the effect of potentially dilutive options were excluded from the computation of diluted loss per share as their effect is anti-dilutive.

Cash flows provided by (used for) operations per retractable common share is based on the cash flows provided by (used for) operations as computed in note
19. Diluted cash flows provided by (used for) operations utilize the effect of dilutive securities on income, as disclosed in note 18. Cash flows provided by (used for) operations per retractable common share calculations utilize the weighted average number of retractable common shares outstanding during the year of 32,064,151 (2001 - 33,740,182).

19.  CASH FLOWS PROVIDED BY (USED FOR) OPERATIONS

Cash flows provided by (used for) operations is before any increase or decrease in non-cash operating working capital and other costs. These items are included in the consolidated statements of cash flows. Cash flows provided by (used for) operations is determined as follows:

                                                                            2002           2001
--------------------------------------------------------------------------------------------------
Net loss                                                                 $ (88,640)      $(131,898)
Unusual items (note 16)                                                     62,630         295,434
Current income taxes related to unusual items                                  149         (15,155)
Items not involving cash:
  Depreciation and amortization                                             88,193         144,716
  Amortization of deferred financing costs                                  11,347          18,648
  Future income taxes                                                      126,640        (145,781)
  Minority interest                                                       (131,187)       (249,439)
  Net loss in equity-accounted companies, net of dividends received          1,233          36,789
  Non-cash interest income on CanWest debentures                            (9,239)        (67,517)
  Miscellaneous                                                             (1,498)         (6,008)
--------------------------------------------------------------------------------------------------
                                                                         $  59,628       $(120,211)
==================================================================================================

  Hollinger Inc.         2002        Annual Report           Page  48

20.  SEGMENTED INFORMATION

The Company operates principally in the business of publishing, printing and distribution of newspapers and magazines and holds investments principally in companies which operate in the same business as the Company. Other investments held by the Company either do not represent a business segment or are not sufficiently significant to warrant classification as a separate segment and are included within Corporate and Other. HCPH Co., Hollinger L.P. and, until August 31, 2001, National Post make up the Canadian Newspaper Group. The U.S. Community Group includes the results of the Jerusalem Post and the last remaining U.S. Community paper until it was sold in August 2001. The following is a summary of the reportable segments of the Company.

                                                         UNITED STATES
                                                 ----------------------------           U.K.          CANADIAN          CORPORATE
YEAR ENDED                                         CHICAGO         COMMUNITY         NEWSPAPER        NEWSPAPER            AND
DECEMBER 31, 2002                                   GROUP            GROUP             GROUP           GROUP              OTHER
----------------------------------------------------------------------------------------------------------------------------------
Sales revenue                                    $   693,690      $    20,781       $   804,584      $   109,121       $        22
Cost of sales and expenses                           591,628           25,259           693,895          112,723            30,389
----------------------------------------------------------------------------------------------------------------------------------
Sales revenue less cost of sales and expenses        102,062           (4,478)          110,689           (3,602)          (30,367)
Depreciation and amortization                         42,378            3,682            35,939            1,713             4,481
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                          $    59,684      $    (8,160)      $    74,750      $    (5,315)      $   (34,848)
==================================================================================================================================
Total assets                                     $   895,917      $    59,173       $ 1,120,023      $   411,891       $ 1,129,217
==================================================================================================================================
Expenditures on capital assets                   $    24,344      $     7,888       $    27,680      $     3,575       $       116
==================================================================================================================================

YEAR ENDED                                           CONSOLIDATED
DECEMBER 31, 2002                                        TOTAL
-----------------------------------------------------------------
Sales revenue                                         $ 1,628,198
Cost of sales and expenses                              1,453,894
-----------------------------------------------------------------
Sales revenue less cost of sales and expenses             174,304
Depreciation and amortization                              88,193
-----------------------------------------------------------------
Operating income (loss)                               $    86,111
=================================================================
Total assets                                          $ 3,616,221
=================================================================
Expenditures on capital assets                        $    63,603
=================================================================

                                                            United States
                                                   ----------------------------          U.K.           Canadian       Corporate
Year Ended                                           Chicago         Community         Newspaper        Newspaper         and
December 31, 2001                                     Group            Group             Group            Group          Other
----------------------------------------------------------------------------------------------------------------------------------
Sales revenue                                      $   686,266      $    29,619       $   801,053      $   305,073     $        49
Cost of sales and expenses                             622,974           31,950           703,296          337,383          34,505
----------------------------------------------------------------------------------------------------------------------------------
Sales revenue less cost of sales and expenses           63,292           (2,331)           97,757          (32,310)        (34,456)
Depreciation and amortization                           53,537            2,962            63,855           18,134           6,228
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                            $     9,755      $    (5,293)      $    33,902      $   (50,444)    $   (40,684)
==================================================================================================================================
Total assets                                       $   973,279      $    85,291       $ 1,257,805      $   691,568     $   621,299
==================================================================================================================================
Expenditures on capital assets                     $    19,343      $       463       $    48,788      $     4,405     $    18,407
==================================================================================================================================

Year Ended                                     Consolidated
December 31, 2001                                 Total
-----------------------------------------------------------
Sales revenue                                   $ 1,822,060
Cost of sales and expenses                        1,730,108
-----------------------------------------------------------
Sales revenue less cost of sales and expenses        91,952
Depreciation and amortization                       144,716
-----------------------------------------------------------
Operating income (loss)                         $   (52,764)
===========================================================
Total assets                                    $ 3,629,242
===========================================================
Expenditures on capital assets                  $    91,406
===========================================================

21.  EMPLOYEE BENEFIT PLANS

DEFINED CONTRIBUTION PENSION PLANS
Hollinger International sponsors six defined contribution plans, three of which have provisions for Hollinger International matching contributions. For the years ended December 31, 2002 and 2001, Hollinger International contributed $3,330,000 and $2,402,000, respectively. The Company sponsors 11 defined contribution plans in Canada and contributed $241,000 and $261,500 to the plans in 2002 and 2001, respectively.

The Telegraph sponsors a defined contribution plan for the majority of its employees, as well as a defined contribution plan to provide pension benefits for senior executives. For 2002 and 2001, contributions to the defined contribution plan are included as part of the service cost of the defined benefit plan. For the years ended December 31,2002 and 2001, the Telegraph contributed $835,000 and $803,000, respectively, to the Telegraph Executive Pension Scheme. The Telegraph plan's assets consist principally of U.K. and overseas equities, unit trusts and bonds.

  Hollinger Inc.         2002        Annual Report           Page 49

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

            Tabular amounts are in thousands of dollars except where
                 noted - Years ended December 31, 2002 and 2001

DEFINED BENEFIT PENSION PLANS

The Company's subsidiaries have ten foreign and seven domestic single-employer defined benefit plans and contribute to various union-sponsored, collectively bargained multi-employer pension plans. The Company's subsidiaries' contributions to these plans for the years ended December 31, 2002 and 2001 were:

                             2002         2001
------------------------------------------------
Single-employer plans      $20,166       $15,737
Multi-employer plans       $    --       $ 1,938
------------------------------------------------

The Telegraph has a defined benefit plan that was closed to new participants on July 1, 1991 and provides only benefits accrued up to that date.The liabilities of the plan have been actuarially valued as at December 31, 2002. At that date, the market value of the plan assets was $191,742,000, representing 91% of the estimated cost of purchasing the plan's benefits from an insurance company. The actuary assumed a discount rate of 5.6% Increases to pension payments are discretionary and are awarded by the trustees, with the Telegraph's consent, from surpluses arising in the fund time to time. Contributions to the plan were $10,616,000 and $10,034,000 in 2002 and 2001, respectively.

West Ferry and Trafford Park have defined benefit plans, the West Ferry Printers Pension Scheme and the Trafford Park Printers Pension Scheme, respectively, of which 50%, being the Telegraph's share in the joint venture, of the pension costs and obligations are included in the Company's financial statements. Pursuant to the West Ferry joint venture agreement, the Telegraph has a commitment to fund 50% of the obligation under West Ferry's defined benefit plan.

SINGLE-EMPLOYER PENSION PLANS

The benefits under the subsidiary companies' single-employer pension plans are based primarily on years of service and compensation levels. These companies fund the annual provisions which are deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and corporate and government debt securities.

The components of the net period benefit for the years ended December 31, 2002 and 2001 are as follows:

                                                                  2002           2001
---------------------------------------------------------------------------------------
Service cost                                                    $ 15,930       $ 15,308
Interest cost                                                     49,541         49,433
Expected return on plan assets                                   (52,422)       (56,133)
Amortization of prior service costs                                  782            583
Settlement and curtailment                                            --          2,272
Amortization of net loss                                           6,200          1,516
Change in valuation allowance against prepaid benefit cost       (34,729)       (59,106)
---------------------------------------------------------------------------------------
Net period benefit                                              $(14,698)      $(46,127)
=======================================================================================

The table below sets forth the reconciliation of the benefit obligation as of December 31, 2002 and 2001:

                                                        2002            2001
------------------------------------------------------------------------------
Benefit obligation at the beginning of the year      $ 780,138       $ 864,839
Adjustments to opening balance                              --           7,243
Service cost                                            15,930          15,308
Interest cost                                           49,541          49,433
Participant contributions                                7,539           9,027
Divestitures                                                --        (122,131)
Plan amendments                                          9,629              28
Settlement gain                                             --         (12,973)
Exchange rate differences                               33,314          17,860
Changes in assumptions                                  (1,000)             --
Actuarial loss (gain)                                  (21,064)         17,402
Benefits paid                                          (69,670)        (65,898)
------------------------------------------------------------------------------
Benefit obligation at the end of the year            $ 804,357       $ 780,138
==============================================================================

The 2001 settlement gain was related to the sale of Canadian newspapers.

  Hollinger Inc.         2002        Annual Report           Page 50

The table below sets forth the change in plan assets for the years ended December 31, 2002 and 2001:

                                                              2002            2001
-------------------------------------------------------------------------------------
Fair value of plan assets at the beginning of the year      $ 757,751       $ 971,208
Adjustment to opening balance                                   4,897              --
Actual return on plan assets                                  (67,865)        (37,943)
Exchange rate differences                                      27,529          16,969
Employer contributions                                         20,166          15,737
Participant contributions                                       7,539           9,027
Settlement gain                                                    --         (15,245)
Divestitures                                                       --        (136,104)
Benefits paid                                                 (69,670)        (65,898)
-------------------------------------------------------------------------------------
Fair value of plan assets at the end of the year            $ 680,347       $ 757,751
=====================================================================================

The following table provides the amounts recognized in the consolidated balance sheet as of the end of each year:

                                                        2002             2001
-------------------------------------------------------------------------------
Plan deficit                                          $(124,010)      $ (22,387)
Unrecognized net actuarial loss                         233,369         133,110
Unrecognized prior service cost                           3,039           3,699
Unrecognized net transition obligation                    2,054            (331)
-------------------------------------------------------------------------------
Prepaid benefit cost                                    114,452         114,091
Valuation allowance                                      (4,085)        (38,814)
-------------------------------------------------------------------------------
Prepaid benefit cost, net of valuation allowance      $ 110,367       $  75,277
===============================================================================

The above prepaid benefit cost is classified in the consolidated balance sheet as follows:

                                                        2002            2001
-------------------------------------------------------------------------------
Deferred pension asset (note 7)                       $ 123,230       $  83,459
Pension obligations (note 11)                           (12,863)         (8,182)
-------------------------------------------------------------------------------
Prepaid benefit cost, net of valuation allowance      $ 110,367       $  75,277
===============================================================================

The ranges of assumptions used for the Company's domestic plans were as follows:

                                       2002           2001
------------------------------------------------------------
Discount rate                       5.6%-6.75%      6.0%-8.0%
Expected return on plan assets      5.6%-8.25%      6.0%-9.0%
Compensation increase               2.5%-3.30%      2.5%-3.5%
------------------------------------------------------------

The ranges of assumptions used for the Company's domestic plans were as follows:

                                               2002           2001
---------------------------------------------------------------------
Discount rate                                     7.0%           6.5%
Long-term rate of return on plan assets      6.5%-7.0%      7.0%-9.0%
Compensation increase                        4.0%-4.5%      4.0%-4.5%
---------------------------------------------------------------------

  Hollinger Inc.         2002        Annual Report           Page 51

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

VALUATION ALLOWANCE

As a result of the 2000 sale of Canadian newspapers to CanWest, the expected future benefits to be derived from the plan surplus at that time were significantly reduced and a valuation allowance of $97.9 million was provided for. Due to the reduction in the plan surplus in 2002 and 2001 as a result of a decline in the market value of the assets in the plan, the valuation allowance required against the pension asset has been reduced by $34.7 million (2001 - $59.1 million). This change in the valuation allowance, in respect of the HCPH Co. pension plans, has been recognized in income in 2002 and 2001 as an unusual item (note 16).

Approval by the various provincial pension regulatory bodies has not yet been granted for the transfer of pension assets related to the operations previously sold. To the extent pension surpluses are required to be transferred for the CanWest properties, the Company is entitled to a cash payment from CanWest for a portion of that amount. The Company anticipates that these transfers will be made in 2003.

POST-RETIREMENT BENEFITS

The Company's subsidiaries sponsor two post-retirement plans that provide post-retirement benefits to certain employees in Canada.

The components of net period post-retirement (benefit) cost for the years ended December 31,2002 and 2001 are as follows:

                                                 2002         2001
--------------------------------------------------------------------
Service cost                                   $   133       $   186
Interest cost                                    2,801         2,966
Amortization of gains                             (500)       (3,700)
Settlement/curtailment                              --        (2,671)
--------------------------------------------------------------------
Net period post-retirement cost (benefit)      $ 2,434       $(3,219)
====================================================================

The table below sets forth the reconciliation of the accumulated post-retirement benefit obligation as of December 31,2002 and December 31,2001:

                                                                                   2002           2001
--------------------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation at the beginning of the year      $ 65,160       $ 65,766
Adjustment to opening balance                                                       4,461          9,580
Service cost                                                                          133            186
Interest cost                                                                       2,801          2,966
Actuarial gains                                                                    (1,152)        (2,192)
Benefits paid                                                                      (3,103)        (2,860)
Divestitures                                                                           --         (8,286)
--------------------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation at the end of the year            $ 68,300       $ 65,160
========================================================================================================

The fair value of plan assets was $5,449,000 at December 31,2002 (2001 - $1,200,000).

The table below sets forth the plan's funded status reconciled to the amounts recognized in the Company's financial statements:

                                                   2002           2001
------------------------------------------------------------------------
Unfunded status                                  $(62,851)      $(63,960)
Unrecognized net loss                               2,345          1,868
------------------------------------------------------------------------
Accrued post-retirement liability (note 11)      $(60,506)      $(62,092)
========================================================================

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 6.25% and 6.5% for 2002 and 2001, respectively. All benefits under the plans are paid for by contributions to the plans. For measuring the expected post-retirement benefit obligation of former Southam employees, an 8% annual rate of increase in the per capita claims was assumed for 2002 and 9% for 2001.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. If the health care cost trend rate was increased 1%, the accumulated post-retirement benefit obligation as of December 31,2002 would have increased $2,846,000 (2001 - $3,390,000) and the effect of this change on the aggregate of service and interest cost for 2002 would have been an increase of $260,000 (2001 - $220,000). If the health care cost trend rate was decreased 1%, the accumulated post-retirement benefit obligation as of December 31,2002 would have decreased by $2,556,000 (2001 - $2,098,000) and the effect of this change on the aggregate of service and interest cost for 2001 would have been a decrease of $233,000 (2001 - $160,000).

  Hollinger Inc.         2002        Annual Report           Page 52

22.  RELATED PARTY TRANSACTIONS

a) Lord Black controls Ravelston and, through Ravelston and its subsidiaries, together with his associates, he exercises control or direction over 78.2% (2001
- 77.8%) of the outstanding retractable common shares of the Company.

Ravelston has rights of first refusal in respect of any retractable common shares of the Company that may be issued on exercise of options held to acquire retractable common shares should the holders decide to exercise their options and dispose of the retractable common shares.

Hollinger International and its subsidiaries have entered into a services agreement with Ravelston, whereby Ravelston acts as manager of the Company and carries out head office and executive responsibilities. The services agreement was assigned on July 5, 2002 to RMI, a wholly owned subsidiary of Ravelston. Ravelston and RMI billed to Hollinger International and its subsidiaries fees totalling $37,272,000 and $44,853,000 for 2002 and 2001, respectively, pursuant to this agreement.

Similarly, Ravelston carries out head office and executive responsibilities for the Company and its subsidiaries, other than International and its subsidiaries. In 2002 and 2001, no amounts were charged by Ravelston for such services.

In 2002, expenses are net of $2.4 million received from Ravelston and RMI as a reimbursement of certain head office expenses incurred on behalf of Ravelston and RMI (2001 - $2.0 million).

Certain executives of Ravelston and Moffat Management and Black-Amiel Management, affiliates of Ravelston and RMI, have separate services agreements with certain subsidiaries of Hollinger International. Amounts paid directly by subsidiaries of Hollinger International pursuant to such agreements were $2,976,000 and $2,629,000 for 2002 and 2001, respectively. The fees under Ravelston's and RMI's services agreement and the fees paid directly to executives and affiliates of Ravelston, in aggregate, are negotiated with and approved by Hollinger International's independent committee.

In addition to all of the amounts referred to above, during 2001, there was further remuneration paid directly by subsidiaries of Hollinger International to certain Ravelston executives of $2,128,000 (2002 - nil).

b) On July 11,2000, Hollinger International loaned US$36,817,000 to a subsidiary of the Company in connection with the cash purchase by the Company of HCPH Co. Special shares. The loan is payable on demand and to December 31,2001 interest was payable at the rate of 13% per annum. Effective January 1, 2002, the interest rate was adjusted to LIBOR plus 3% per annum. This loan, together with accrued interest, totalled US$45,848,000 at December 31,2002. On March 10,2003, a portion of this loan has been settled and the terms of the loan have been amended as described in note 25c).

c) On July 3,2002, N.P. Holdings Company ("NP Holdings"), a subsidiary of Hollinger International, was sold for cash consideration of $5.75 million to RMI. The net assets of NP Holdings primarily included Canadian tax losses. The tax losses, only a portion of which was previously recognized for accounting purposes, were effectively sold at their carrying value. Due to the inability of NP Holdings to utilize its own tax losses prior to their expiry, as a result of its disposing of its interest in the National Post, it sold these losses to a company which would be able to utilize the losses. The only other potential purchaser for these losses, CanWest, declined the opportunity to acquire the losses. The terms of the sale of the tax losses to RMI were approved by the independent directors of Hollinger International.

d) The Company and its subsidiaries have unsecured demand loans and advances, including accrued interest owing to Ravelston, totalling $32.2 million and $52.2 million at December 31,2001 and December 31,2002, respectively. The Company has borrowed the majority of these funds from Ravelston to partially fund its operating costs, including interest and preference share dividend obligations. The loans bear interest at the bankers' acceptance rate plus 3.75% per annum or 6.68% as at December 31,2002.

Hollinger International owes $13.7 million and $5.0 million at December 31,2001 and December 31,2002, respectively, to Ravelston or RMI in connection with fees payable pursuant to the services agreement. As at December 31,2002, HCPH Co. also owes RMI $22.5 million in connection with the assumption by RMI, as a result of its purchase of NP Holdings (note 22c)), of a liability of $22.5 million owing to CanWest. This amount is due on demand and is non-interest bearing.

e) In response to the 1998 issuer bid, all options held by executives were exercised. As at December 31, 2002, included in accounts receivable is $5,782,000 (2001 - $5,843,000) due from executives, which bears interest at the prime rate plus 1/2%. The receivables are secured by a pledge of the shares held by the executives.

f) In 1999, executive-controlled companies invested in Hollinger L.P. As at December 31, 2002, included in accounts receivable is $373,000 (2001 - $436,000) due from these companies, which bears interest at the prime rate plus 1/2%. The receivables are secured by a pledge of the units held in Hollinger L.P.

g)   During 2001, in connection with the sales of properties described in note
3c), the Company, Ravelston, Hollinger International, Lord Black and three senior executives entered into non-competition agreements with the purchasers in return for cash consideration paid.

h) As described in notes 3f) and 3c), during 2001, the Company sold newspaper properties to certain related parties.

     Hollinger Inc.         2002        Annual Report           Page 53

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

i) As described in note 3e), during 2001, Hollinger International redeemed certain of its shares held by the Company and converted preference shares held by the Company into shares of Hollinger International Class A common stock. The shares of Class A common stock were subsequently purchased by Hollinger International from the Company for cancellation.

j) Included in Other Assets at December 31, 2002 is $6,525,000 (US$4,130,000), owing to Hollinger International from Bradford Publishing Company ("Bradford"), a company in which certain of the Company's and Hollinger International's directors are significant shareholders. Such amount represents the present value of the remaining amounts owing under a non-interest bearing note receivable granted to Hollinger International in connection with a non-competition agreement entered into on the sale of certain operations to Bradford during 2000. The note receivable is unsecured, due over the period to 2010 and is subordinated to Bradford's lenders.

k) Included in Other Assets at December 31, 2002 is $7,677,000 (US$4,859,000) owed by Horizon Publications Inc. ("Horizon"), a company controlled by certain members of the Board of Directors of Hollinger International and the Company. Such amount represents the balance outstanding on a loan receivable granted by Hollinger International in connection with the sale of certain operations to Horizon during 1999. The loan receivable is unsecured, bears interest at the lower of LIBOR plus 2% and 8% per annum and is due in 2007.

l) During 2002, the Company paid to Horizon a management fee in the amount of $256,000 in connection with certain administrative services provided by Horizon. Such fee was approved by Hollinger International's independent directors.

m) Additional related party transactions occurring subsequent to year end are described in note 25.

23. FINANCIAL INSTRUMENTS

a) Risk management activities
i) Credit risk

The Company does not have a significant exposure to any individual customer or counterparty. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts and interest rate swap agreements. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss due to non-performance.

ii) Interest rate and currency risk

The Company and its subsidiaries have entered into interest rate swaps, forward foreign exchange contracts and cross-currency rate swaps, as described in detail in notes 23c) and 23d) below.

iii) Market risk

During 1999, the Company's Series II exchangeable preference shares became exchangeable for a fixed number of shares of Hollinger International Class A common stock. As a result, such shares are valued at an amount equivalent to the market price of the underlying shares of Hollinger International common stock for which they are exchangeable. While the carrying value of these exchangeable shares will fluctuate with the market price of the shares of Hollinger International Class A common stock, this market risk is mitigated by the Company's holding of such Hollinger International shares.

b)   Forward share purchase contracts

At December 31, 2000, Hollinger International had arrangements with four banks pursuant to which the banks had purchased 14,109,905 shares of Hollinger International's Class A common stock at an average price of US$14.17. Hollinger International had the option, quarterly, up to and including September 30, 2000, to buy the shares from the banks at the same cost or to have the banks resell those shares in the open market. These arrangements were extended from time to time for periods ultimately ending between February 28, 2003 and June 30, 2003. In the event the banks resold the shares, any gain or loss realized by the banks would be for Hollinger International's account. Under the arrangements, until Hollinger International purchased the shares or the banks resold the shares, dividends paid on shares belonged to Hollinger International and Hollinger International paid interest to the banks, based on their purchase price at the rate of LIBOR plus a spread.

In August 2001, Hollinger International purchased for cancellation from one of the banks 3,602,305 shares of Hollinger International Class A common stock for US$50,000,000 or US$13.88 per share. The market value of these shares on the date of purchase was US$47,000,000 or US$13.05 per share.

In November 2001, one of the banks sold in the open market 3,556,513 shares of Hollinger International Class A common stock for US$34,200,000 or an average price of US$9.62 per share. This resulted in a loss to the bank of US$15,800,000, which, in accordance with the arrangement, was paid in cash by Hollinger International.

At December 31, 2001, Hollinger International had two forward equity swap arrangements remaining with banks for a total of US$100,000,000. Of that total, US$10,000,000 was prepaid during the course of 2002 from available cash on hand. In October 2002, a further US$50,000,000 was prepaid using the proceeds from borrowings in that month referred to in note 9d). In December 2002, the forward equity swap arrangements were terminated when Hollinger International purchased for cancellation from the banks approximately 7.0 million shares of Class A common stock of

   Hollinger Inc.         2002        Annual Report           Page 54

Hollinger International for a total cost of US$100,000,000 (including the US$60,000,000 prepaid during 2002). The additional US$40,000,000 payment was paid from a portion of the proceeds received in December 2002 from Publishing's Senior Credit Facility and 9% Senior Notes (note 9). This resulted in a realized loss of $43,313,000, on the 2002 termination of the contracts, which has been included in unusual items (note 16). During 2001, a realized loss of $29,646,000 on contracts terminated in 2001 was included in unusual items (note 16).

The Total Return Equity Swaps were originally entered into as a structure for the repurchase of Hollinger International's shares over an extended time frame based on a price fixed at the outset of the arrangement. Hollinger International does not presently intend to enter into further similar arrangements.

c)   Fair values of financial instruments

The Company has entered into various types of financial instruments in the normal course of business. Fair value estimates are made at a specific point in time, based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting the country of origin and varying degrees of perceived risk. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, may not accurately represent future realizable values.

The carrying value and estimated fair value of the Company's financial instruments at December 31,2002 and 2001 are as follows:

                                                                                2002                             2001
------------------------------------------------------------------------------------------------------------------------
                                                            CARRYING VALUE    FAIR VALUE    CARRYING VALUE    FAIR VALUE
------------------------------------------------------------------------------------------------------------------------
Marketable securities (note 4)                                $   91,476      $   90,032      $   78,939      $   65,871
Long-term debt (note 9)                                       $1,789,321      $1,651,150      $1,351,626      $1,288,199
Retractable preference shares (note 10)                       $  135,299      $  135,299      $  147,472      $  147,472
Liability for interest rate swaps                             $       --      $       --      $    1,567      $    1,567
Foreign currency obligation (note 11)                         $   21,444      $   21,444      $   25,442      $   25,442
Forward foreign exchange contract - asset (note 11)           $       --      $       --      $   24,751      $   24,751
Forward share purchase contracts - liability (note 23b))      $       --      $       --      $       --      $   29,735
Cross-currency swap - liability (note 11)                     $   14,475      $   14,475      $       --      $       --
------------------------------------------------------------------------------------------------------------------------

The carrying values of cash and cash equivalents, escrow deposits, accounts receivable, bank indebtedness, accounts payable and accrued expenses and amounts due to related parties approximate their fair values, due to the relatively short periods to maturity of the instruments.

The fair value of marketable securities is based on the closing market value of such securities at the year end.

Fair values for long-term debt have been determined based on the future contractual cash payments at the respective operation's current borrowing rate. The fair value of the long-term debt related to the Senior Subordinated Notes at December 31,2002 is the value at which they were retired in January 2003. Fair value of the retractable preference shares is based on the market value of the shares of Class A common stock of Hollinger International or the cash proceeds for which they are retractable or redeemable.

The fair value of the cross-currency swaps, interest rate swaps, forward share purchase contracts, and forward foreign exchange contracts is the estimated amount that the Company would pay or receive to terminate the agreements. Interest rate swaps were considered a hedge until the hedged debt was repaid in 2000. Subsequent to the debt repayment, the estimated cost to terminate the swap has been included in income. Such swaps were terminated in 2002. The foreign currency obligation and forward foreign exchange contract are in connection with the sale of participations in the CanWest debentures, which is described in note
4. The cross-currency swap is in connection with the U.S. dollar debt, as described in notes 9a) and 9b). The carrying values of all other financial instruments at December 31,2002 and 2001 approximate their estimated fair values.

d)   Derivative instruments

The Company may enter into various swaps, options and forward contracts from time to time when management believes conditions warrant. Such contracts are limited to those that relate to the Company's actual exposure to commodity prices, interest rates and foreign currency risks. If, in management's view, the conditions that made such arrangements worthwhile no longer exist, the contracts may be closed. At the end of 2001, there were no material contracts or arrangements of these types, other than the forward exchange contract related to the Participation Trust as described in note 4. The contract was terminated as at September 30,2002. The contract was marked to market and the related gains and losses included in foreign exchange losses during the year. The cumulative loss on the Company's obligation under the Participation Trust is $21.4 million and is included in the consolidated balance sheet in other liabilities and deferred credits (note 11).

As described in note 9b), the Company entered into two cross-currency rate swaps to offset principal and interest payments on U.S. dollar borrowings by a U.K. subsidiary under Publishing's December 2002 Senior Credit Facility. The fair value of the contracts as of December 31,2002 of $14.5 million is included in the consolidated balance sheet in other liabilities and deferred credits (note
11).

          Hollinger Inc.         2002        Annual Report           P age 55

                                 HOLLINGER INC.
                   Notes to Consolidated Financial Statements

  Tabular amounts are in thousands of dollars except where noted - Years ended
                           December 31, 2002 and 2001

24.  RECENT ACCOUNTING PRONOUNCEMENTS

a) Foreign currency and hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after July 1, 2003. On January 1, 2004, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company is in the process of formally documenting all hedging relationships and has not yet determined whether any of their current hedging relationships will not meet the new hedging criteria.

b)   Impairment of long-lived assets

In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations." These sections supersede the write-down and disposal provision of Section 3061, "Property, Plant and Equipment," and Section 3475, "Discontinued Operations." The new standards are consistent with U.S. GAAP.
Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts and fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Section 3063 is effective for the Company's 2004 fiscal year; however, early application is permitted. Revised Section 3475 is applicable to disposal activities committed to by the Company after May 1, 2003; however, early application is permitted. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flow at this time.

c)   Disclosure of guarantees

In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG 14"). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The Company is currently determining the impact this new disclosure will have on its consolidated financial statements.

25. SUBSEQUENT EVENTS

a) On March 10, 2003, the Company issued US$120,000,000 aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. These notes are secured by 10,108,302 shares of Hollinger International Class A common stock and all 14,990,000 of shares of Hollinger International Class B common stock. The total net proceeds were used to repay existing bank indebtedness, to repay amounts due to Ravelston and make certain advances to Ravelston. The Senior Secured Notes are fully and unconditionally guaranteed by RMI, a wholly owned subsidiary of Ravelston. The Company and RMI entered into a support agreement, under which RMI is required to make an annual support payment in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payment will be equal to the greater of (a) the non-consolidated negative net cash flow of the Company (which does not extend to outlays for retractions or redemptions) and (b) US$14.0 million per year (less any future payments of services agreements fees directly to the Company or 504468 N.B. Inc. ("NB Inc.") and any excess in the net dividend amount received by the Company or any of the Company's wholly owned restricted subsidiaries, as they are defined in the indenture governing the Company's Senior Secured Notes due 2011, on the shares of Hollinger International that the Company and NB Inc. own that is over US$4.65 million per year), in either case, as reduced by any permanent repayment of debt owing by Ravelston to the Company. Initially, the support amount to be contributed by RMI is expected to be satisfied through the permanent repayment by Ravelston of its approximate $16.4 million of advances from the Company, which resulted from the use of proceeds of the Company's offering of its Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company, without receiving any additional shares of the Company, except that, to the extent that the minimum payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011.

All aspects of this transaction have been reviewed by a special committee of the Board of Directors of the Company, comprised entirely of independent directors.

      Hollinger Inc.         2002        Annual Report           Page 56

b) On March 10, 2003, prior to the closing of the above offering, NB Inc. sold its shares of Class A common stock and Series E redeemable preferred stock of Hollinger International to RMI. Such shares were in turn sold back to NB Inc. from RMI at the same price with a resulting increase in the tax basis of the shares of Hollinger International and a taxable gain to RMI. As the exchange of the Hollinger International shares with RMI represents a transfer between companies under common control, NB Inc. will record, in 2003, contributed surplus of approximately $2.3 million, being the tax benefit associated with the increase in the tax value of the shares of Hollinger International.

c) On March 10, 2003, Hollinger International repurchased shares of its Class A common stock and redeemed shares of Series E preferred stock from the Company and has revised certain debt arrangements it had in place with the Company. These transactions were completed in conjunction with the Company closing a private placement of Senior Secured Notes (note 25a)).

Contemporaneously with the closing of the issue of Senior Secured Notes, Hollinger International:

i) repurchased for cancellation, from NB Inc., 2,000,000 shares of Class A common stock of Hollinger International at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million); and

ii) redeemed, from NB Inc., pursuant to a redemption request, all of the 93,206 outstanding shares of Series E redeemable convertible preferred stock of Hollinger International at the fixed redemption price of $146.63 per share being a total of $13.6 million (US$9.3 million).

As a result, the Company's equity and voting interest in Hollinger International is 30.3% and 72.6%, respectively. The dilution gain arising on this effective sale will be recorded in 2003.

Proceeds from the repurchase and redemption were offset against debt due to Hollinger International from NB Inc. (note 22b)), resulting in net outstanding debt due to Hollinger International of approximately $29.9 million (US$20.4 million) as of March 10, 2003. The remaining debt bears interest at 14.25% or, if paid in additional notes, 16.5% and is subordinated to the Company's Notes (so long as the Notes are outstanding), guaranteed by Ravelston and secured by certain assets of Ravelston.

Following a review by a special committee of the Board of Directors of Hollinger International, comprised entirely of independent directors, of all aspects of the transaction relating to the changes in the debt arrangements with NB Inc. and the subordination of this remaining debt, the special committee approved the new debt arrangements, including the subordination.

d) On April 10, 2003, the Company announced that it will make an offer to exchange its Series III preference shares into Series IV preference shares on a share-for-share basis. The terms of the new Series IV preference shares will provide for a mandatory redemption on April 30, 2008 for $10.00 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.80 per share per annum (or 8%) during the five-year term. The Company will have the right at its option to redeem all or any part of the Series IV preference shares at any time after three years for $10.00 cash per share (plus unpaid dividends). Holders will have the right at any time to retract the Series IV preference shares for a retraction price payable in cash which, during the first four years, will be calculated by reference to Government of Canada bonds having a comparable yield and term to the shares, and during the fifth year, the retraction price will be $9.50 per share (plus unpaid dividends in each case). This offer is conditional upon acceptance by holders of at least 50% of the outstanding Series III preference shares.

       Hollinger Inc.         2002        Annual Report           Page 57

                                 HOLLINGER INC.
                             Officers and Directors

OFFICERS

THE LORD BLACK OF CROSSHARBOUR,PC (CAN),OC,KCSG
Chairman of the Board and Chief Executive Officer

F. DAVID RADLER
Deputy Chairman, President and Chief Operating Officer

DANIEL W.COLSON
vice Chairman

J.A.BOULTBEE
Executive Vice-President

PETER Y.ATKINSON
Executive Vice-President

CHARLES G.COWAN,CD,QC
Vice-Persident and Secretary

BARBARA AMIEL BLACK
Vice-Persident, Editorial

FREDERICK A. CREASEY
Vice-Persident and Chief Financial Officer

PETER K LANE
Vice President

TATIANA SAMILA
TREASURER

CLAIRE R. DUCKWORTH
assistance controller

SHERRIE L .ROSS
Assistance Treasurer

BOARD OF DIRECTORS

PETER Y.ATKINSON (5)
Executive Vice-President
Oakville, Ontario

THE LORD BLACK OF CROSSHARBOUR,PC (CAN),OC,KCSG (1)
Chairman of the Board and Chief Executive Officer
London, England

BARBARA AMIEL BLACK
Vice-Persident Editorial
London, England

J.A.BOULTBEE (5)
Executive Vice-President
Toronto, Ontario

DANIEL W.COLSON (1)
Vice-Chairman
Deputy Chairman and Chief Executive Officer,
Telegraph Group Limited
London, England

CHARLES G.COWAN,CD,QC
Vice-President and Secretary
London, England

FREDRIK S.EATON,OC (2), (3), (4)
Chairman, White Raven Capital Corporation
Toronto, Ontario

R.DONALD FULLERTON (2), (3), (4)
Director
Canadian Imperial Bank of Commerce
Toronto, Ontario

ALLAN E.GOTLIEB,CC (1), (2), (3), (4)
Senior Adviser, Stikeman Elliott LLP
Chairman, Donner Canadian Foundation
Toronto, Ontario

HENRY H.KETCHAM III (2), (3)
Chairman, President and Chief Executive Officer,
West Fraser Timber Co. Ltd.
Vancouver, British Columbia

F. DAVID RADLER (1)
Deputy Chairman, President and Chief Operating Officer
Vancouver, British Columbia

MAUREEN JOANNE SABIA (2), (3)
Lawyer, Corporate Director,
President, Maureen Sabia International
Toronto, Ontario

PETER G.WHITE
Executive Vice-President,
The Ravelston Corporation Limited
Banff, Alberta

(1)  Members of the Executive Committee

(2)  Members of the Audit Committee

(3)  Members of the Compensation Committee

(4)  Members of the Corporate Governance Committee

(5)  Members of the Retraction Price Committee

       Hollinger Inc.         2002        Annual Report           Page 58

                                 HOLLINGER INC.
                               General Information

A corporation under the Canada Business Corporations Act.

REGISTERED OFFICE

10 Toronto Street
Toronto, Ontario, Canada
M5C 2B7

AUDITORS

KPMG LLP
Suite 200, 4100 Yonge Street
North York, Ontario
M2P 2H3

RETRACTABLE COMMON SHARES

The retraction price on April 2, 2003 was $1.75 per retractable common share.

TRANSFER AGENT AND REGISTRAR

RETRACTABLE COMMON SHARES,SERIES II AND III
PREFERENCE SHARES:
Computershare Trust Company of Canada, Toronto, Canada

TRUSTEE

11 7/8% SENIOR SECURED NOTES DUE 2011
Wachovia Trust Company, National Association
Wilmington, Delaware, U.S.A.

STOCK EXCHANGE LISTINGS

The retractable common shares are listed on the Toronto Stock Exchange (stock symbol HLG.C).
The Series II and Series III Preference Shares are listed on the Toronto Stock Exchange (stock symbols HLG.PR.B and HLG.PR.C, respectively).

CURRENCIES

In this report, references to "dollars" and "$" are to Canadian dollars, "US$" is to United States dollars and "pounds sterling" and "L" are to lawful currency of the United Kingdom.

DIVIDENDS ON RETRACTABLE COMMON SHARES

The Company has paid regular dividends on its common shares since 1912. Regular dividends are declared at the discretion of the directors and, if so declared, are payable quarterly on March 10, June 10, September 10, and December 10. The Company has arranged for cash dividends to be paid in US$ to all holders whose latest addresses as shown on the books of the Company are not in Canada. However, any such shareholder may elect to receive dividends in dollars by communicating with the Company's Transfer Agent and Registrar in Toronto. Dividends paid in US$ will be in an amount equivalent to the amount payable in dollars converted at the Bank of Canada noon rate of exchange on the record date for each dividend. Regular quarterly dividends of 15cent per share were paid on March 10, June 10 and September 10, 2002. On September 23, 2002, the Company announced that its Board had decided to reduce the quarterly cash dividend from 15cent to 5cent per share for ongoing debt reduction purposes. It was also announced that a stock dividend had been declared of 0.013334 of a retractable common share (such fraction representing 10cent based on the then current market value of $7.50) for each such share held (fractional shares to be paid in cash on basis of $7.50 per share). The cash and stock dividends were paid on December 10, 2002. A dividend of 5cent per share and a similar stock dividend of 0.018182 of a retractable common share, based on the then current market price of $5.50, were paid on March 10, 2003. A similar stock dividend of 0.02961 of a retractable common share (representing 15cent based on the then current market value of $5.065) has been declared payable on June 10, 2003 to holders of record on May 27, 2003.

DIVIDENDS ON SERIES II EXCHANGEABLE NON-VOTING PREFERENCE SHARES

The holders of the Series II Preference Shares are entitled to receive dividends equal to 0.46 of any dividends paid on the shares of Class A common stock of Hollinger International into which the Series II Preference Shares are exchangeable, less any U.S. withholding tax paid or payable thereon by the Company directly or indirectly. The Company paid such dividends on January 15, April 15, July 15 and October 15, 2002 and on January 15, 2003. A similar dividend has been declared payable on April 15, 2003 to holders of record on April 1, 2003. The Company has arranged for such dividends to be paid in US$ in the same way as for the dividends on retractable common shares as described above.

DIVIDENDS ON SERIES III RETRACTABLE NON-VOTING PREFERENCE SHARES

The holders of the Series III Preference Shares are entitled to receive cumulative preferential cash dividends of 7% per annum of the issue price of $10.00 per Series III Preference Share, payable quarterly, as and when declared by the Board of Directors of Hollinger Inc. Quarterly dividends of 17.5cent per share were paid on February 6, May 6, August 6 and November 6, 2002 and on February 6, 2003. A quarterly dividend of 17.5cent per share has been declared payable May 6, 2003 to holders of record on April 22, 2003. The Company has arranged for such dividends to be paid in US$ in the same way as for the dividends on retractable common shares as described above.

DIVIDEND DATES FOR SERIES II AND III PREFERENCE SHARES

Dividends on the Series II Preference Shares are payable quarterly on January 15, April 15, July 15 and October 15. Dividends on the Series III Preference Shares are payable quarterly on February 6, May 6, August 6 and November 6.

FINANCIAL CALENDAR

Registered shareholders of the Company automatically receive the annual report, interim reports, the management proxy circular relating to the annual meeting and any other important notices distributed to shareholders by the Company. The Company's financial year ends on December 31.

       Hollinger Inc.         2002        Annual Report           Page 59

                                 HOLLINGER INC.
                               General Information

                                    continued

DISTRIBUTION OF RETRACTABLE COMMON SHARES

                                   Registered holders      Retractable common shares
                                ----------------------------------------------------
as at December 31, 2002         Number           Percent    Number           Percent
------------------------------------------------------------------------------------
Canada                             1,399          84.28   30,941,451           95.64
U.S.A                                212          12.77    1,393,651            4.31
United Kingdom                        20           1.20        8,514            0.03
Other Foreign                         29           1.75        8,431            0.02
------------------------------------------------------------------------------------
Total                              1,660         100.00   32,352,047          100.00
====================================================================================

TRADING DATA

These tables set forth the high and low prices of the Company's retractable common shares on the Toronto Stock Exchange for the periods indicated.

                                                                              Shares
                                                            ------------------------
                                                            High $             Low $
------------------------------------------------------------------------------------
First Quarter 2002                                          13.400            10.500
Second Quarter 2002                                         12.495            11.348
Third Quarter 2002                                          10.400             6.100
Fourth Quarter 2002                                          6.950             5.060
First Quarter 2003                                           6.500             4.700
====================================================================================

ANNUAL INFORMATION FORM

A copy of the Company's Annual Information Form filed with the securities commissions or similar authorities will be sent to any shareholder upon request to the Company Secretary.

INVESTOR INFORMATION AND INVESTOR RELATIONS

Holders of the Company's securities and other interested parties seeking information about the Company should communicate with the Vice-President and Chief Financial Officer at:
10 Toronto Street, Toronto, Canada M5C 2B7
Tel (416) 363-8721
Fax (416) 364-0832

For information relating to retractable common shares and Series II and Series III Preference Share holdings, dividends, lost share certificates, etc., please communicate with:

COMPUTERSHARE TRUST COMPANY OF CANADA
Tel    (514) 982-7270 or
       1-800-564-6253 (toll free in Canada and U.S.)
Fax    (416) 263-9394 or 1-800-453-0330
E-mail caregistryinfo@computershare.com

For information relating to 11 7/8% Senior Secured Notes due 2011, please communicate with:

WACHOVIA TRUST COMPANY,NATIONAL ASSOCIATION
Tel    (302) 888-1137 or
       1-800-275-3862 (toll free in Canada and U.S.)
Fax    (302) 888-7544
E-mail amy.martin@wachovia.com

MAJOR ELECTRONIC WEBSITES

Hollinger International   http://www.hollinger.com
Telegraph                 http://www.telegraph.co.uk
                          http://www.dailytelegraph.com
                          http://www.sundaytelegraph.com
                          http://www.spectator.com
                          http://www.handbag.com
Chicago Sun-Times         http://www.suntimes.com
Chicago Network           http://www.chicago-news.com
Jerusalem Post            http://jpost.co.il

  Hollinger Inc.         2002        Annual Report           Page 60

                                 HOLLINGER INC.
                               Corporate Structure

[CORPORATE STRUCTURE]

  Hollinger Inc.         2002        Annual Report           Page 61